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International Bank for Reconstruction and
Development

[WORLD BANK LOGO]

Management's Discussion & Analysis
and
Financial Statements
June 30, 2004

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT'S DISCUSSION AND ANALYSIS
JUNE 30, 2004

Section 1: Overview	3
Section 2: Basis of Reporting	5
Section 3: Development Activities	11
Loans	11
Guarantees	18
Other Activities	20
Section 4: Liquidity Management	21
Section 5: Funding Resources	23
Equity	23
Borrowings	28
Section 6: Financial Risk Management	30
Governance Structure	30
Managing Risk-Bearing Capacity	32
Credit Risk	32
Market Risk	37
Liquidity Risk	41
Operational Risk	41
Section 7: Critical Accounting Policies	42
Section 8: Results of Operations	43
Section: 9 Governance	47
Section: 10 Reconciliation of Prior Year Current Value Financial Statements to Reported Basis	50
Glossary of Terms	53

1.     OVERVIEW

        The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD's main goals are promoting sustainable economic development and reducing poverty. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's financial objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. Box 1 presents selected financial data for the last five fiscal years.

        The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

        IBRD's principal assets are its loans to member countries. The majority of IBRD's outstanding loans are priced on a cost pass-through basis, in which the cost of funding the loans, plus a lending spread, is passed through to the borrower.

        To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings, together with IBRD's equity, are used to fund its lending and investment activities, as well as general operations.

        IBRD holds its assets and liabilities primarily in U.S. dollars, euro and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its liabilities and equity with those of its assets. However, the reported levels of its assets, liabilities, income and expense in the financial statements are affected by exchange rate movements of major currencies compared to IBRD's reporting currency, the U.S. dollar. Since IBRD matches the currencies of its equity with those of its loans, the fluctuations captured in the cumulative translation adjustment for purposes of financial statement reporting do not significantly impact IBRD's risk-bearing capacity.

        Lending commitments in FY 2004 were $11.0 billion, which was slightly lower than the FY 2003 level of $11.2 billion.

        FY 2004 operating income was $1,696 million, $1,325 million lower than that for FY 2003, thereby decreasing IBRD's return on equity and net return on average earning assets before the effects of FAS 133(a).

(a)
For the purpose of this document, FAS 133 refers collectively to the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as the derivative accounting requirements of International Accounting Standard (IAS) 39 (Revised), "Financial Instruments: Recognition and Measurement".

        During FY 2004, provisioning requirements were reduced by $665 million due primarily to a net improvement in borrowers' risk ratings, and to a lesser extent, changes in the size and distribution of the portfolio including negative net disbursements (of which $4,614 million were prepayments).

        In the context of assessing changes in IBRD's operating environment, it is management's practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to benefit eligible borrowers, and allocation of net income to support developmental activities.

        On August 3, 2004, the Executive Directors approved the allocation of $[680] million of FY 2004 net income to the General Reserve and recommended to IBRD's Board of Governors the following transfers from unallocated net income: $[405] million to Surplus and $[590] million to other development purposes. In addition, the Executive Directors approved a 50 basis point waiver of the front end fee on all loans (other than special structural adjustment loans) presented to the Board in FY 2005. This waiver also applies retroactively for FY 2004 to loans presented on or after March 1, 2004. The Executive Directors also approved that (i) interest charge waivers will be maintained at 5 basis points for old loans and 25 basis points for new loans respectively, to eligible borrowers for payment periods commencing during FY 2005; and (ii) waivers of 50 basis points on commitment charges for FY 2005 will be maintained for all loans.

Box 1: Selected Financial Data
As of or for the Year Ended June 30
 In millions of U.S dollars, except ratio and return data in percentages

Lending(a)	2004	2003	2002	2001		2000
Commitments	11,045	11,231	11,452	10,487		10,919
Gross Disbursements	10,109	11,921	11,256	11,784		13,332
Net Disbursements	(8,408)	(7,996)	(812)	2,091		2,860
Reported Basis	2004	2003	2002	2001		2000
Loan Income	4,403	5,742	6,861	8,143		8,153
Provision for Losses on Loans and Guarantees decrease (increase)	665	1,300	15	(676)		166
Investment Income	304	418	738	1,540		1,589
Borrowing Expenses	(2,789)	(3,594)	(4,907)	(7,152)		(7,128)
Net Noninterest Expense	(887)	(845)	(783)	(711)		(789)
Operating Income	1,696	3,021	1,924	1,144		1,991
Effects of applying FAS 133	(4,100)	2,323	854	345
Net (Loss) Income	(2,404)	5,344	2,778	1,489		1,991
Net Return on Average Earning Assets(b), (c)	1.18	2.06	1.29	0.78		1.34
after the effects of FAS 133	(1.67)	3.64	1.87	0.87	(d)
Gross Return on:
Average Earning Assets(c)	3.26	4.19	5.11	6.61		6.53
Average Outstanding Loans(c)	3.83	4.73	5.57	6.67		6.71
Average Cash and Investments	1.04	1.64	2.87	6.28		5.74
Cost of Average Borrowings (including swaps)(b)	2.61	3.23	4.23	6.18		5.92
after the effects of FAS 133	6.56	1.18	3.53	6.12	(d)
Interest Coverage(b)	1.61	1.84	1.39	1.16		1.28
after the effects of FAS 133	0.65	2.49	1.57	1.18	(d)
Return on Equity(b)	5.21	10.32	7.09	4.33		7.73
after the effects of FAS 133	(7.00)	16.18	9.75	4.63	(d)
Equity-to-Loans Ratio(e)	29.35	26.59	22.90	21.51		21.31
Total Assets	229,213	230,352	227,794	222,873		228,539
Cash and Liquid Investments(f)	31,126	26,620	25,056	24,407		24,331
Loans Outstanding	109,610	116,240	121,589	118,866		120,104
Accumulated Provision for Loan Losses(g)	(3,505)	(4,045)	(5,053)	(4,074)		(3,554)
Borrowings Outstanding(h)	108,066	108,554	110,263	106,757		110,379
Total Equity	35,463	37,918	32,313	29,570		29,289

Current Value Basis	2004	2003	2002	2001
Net Income	1,129	3,436	2,853	1,460
of which current value adjustment	(513)	394	881	367
Net Return on Average Earning Assets	0.76	2.25	1.86	0.89	(i)
Return on Equity	3.36	11.16	10.07	4.98	(i)
Equity-to-Loans Ratio	29.07	26.36	23.10	21.43
Cash and Liquid Investments(f)	31,126	26,620	25,056	24,407
Loans Outstanding	112,608	122,593	126,454	123,062
Borrowings Outstanding(h)	109,675	116,695	114,502	110,290
Total Equity	36,421	35,675	32,466	29,744

(a)
Amounts include transactions with IFC and capitalized front-end fees.

(b)
Amounts are presented before the effects of FAS 133 to facilitate comparison to prior years.

(c)
Includes income from commitment charges.

(d)
Excludes the one-time cumulative effect of the adoption of FAS 133.

(e)
Before the effects of FAS 133. See Section 5, Funding Resources—Equity for additional discussion.

(f)
Excludes restricted cash.

(g)
Prior to FY 2001, this amount includes accumulated provision for guarantee losses. For FY 2001 through FY 2004, the accumulated provision for guarantees is included in other liabilities.

(h)
Outstanding borrowings, excluding swaps, net of premium/discount.

(i)
Excludes the one-time cumulative effect of the adoption of the current value basis of accounting.

2.     BASIS OF REPORTING

Financial Statement Reporting

        IBRD prepares its financial statements in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards (together referred to in this document as the 'reported basis').

        The standards require that all derivatives be recorded on IBRD's balance sheet at their fair value. Additionally, FAS 133 allows IBRD to designate hedging relationships and apply hedge accounting, if certain criteria are met. While IBRD believes that its hedging strategies achieve its objectives, the application of these criteria to IBRD's derivative portfolio would not consistently reflect its hedging strategies. Therefore, IBRD elected not to define any qualifying hedging relationships and, as a result, all changes in the fair value of the derivative financial instruments are recognized immediately in earnings. For management reporting purposes, IBRD has disclosed current value financial statements which IBRD believes reflect the risk management strategy that IBRD employs.

Management Reporting

        In implementing its risk management strategy, IBRD makes extensive use of derivatives to manage the market risks (composed of interest rate and currency risks) associated with its financial assets and liabilities. IBRD uses derivative instruments for asset/liability management of individual positions and portfolios, and to reduce borrowing costs.

        IBRD's funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. Because of the extent of IBRD's long-dated funding, the reported volatility under FAS 133 may be more pronounced than for many other financial institutions.

The effects of applying FAS 133 may significantly affect reported results in each accounting period, depending on changes in market rates. However, IBRD believes that its funding and asset/liability management strategies accomplish its objectives of protection from market risk and provision of lower cost funding, and that a current value basis provides more meaningful information for risk management and management reporting.

        IBRD believes that a current value presentation reflects the economic value of all of its financial instruments. The current value model is based on the present value of expected cash flows. The model incorporates available market data in determining the cash flow and discount rates for each instrument. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

Box 2: Hedging Strategy and Use of Derivatives

        IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. In order to achieve the lowest funding costs, IBRD issues bonds in those currencies and markets throughout the world in which it has a comparative funding cost advantage. As a matter of policy, IBRD avoids interest rate risk in its financing operations and avoids open foreign exchange risk positions. Therefore, both on a transaction-by-transaction basis and on a portfolio basis, IBRD enters into derivatives transactions to eliminate mismatches between the interest rate and currency composition of its assets and liabilities. This approach insulates IBRD's balance sheet from material interest rate or currency exposure. (See Section 6—Financial Risk Management)

        FAS 133 requires that all derivatives be marked to market, with the effects of those changes reflected in the balance sheet and income statement. The recorded value of derivatives will therefore increase or decrease depending on movements of market interest rates and other factors. For example, IBRD has a large portfolio of derivatives that convert long-dated fixed-rate borrowings into floating-rate obligations. In general, when market interest rates increase, the reported value of these derivatives will decline; similarly, declining interest rates will result in an increase in the value of these derivatives. Although these derivatives economically offset other financial positions on bonds and loans, those positions are generally not marked to market, so their reported values are not affected by interest rate movements. Thus, an asymmetry results when the value of economically offsetting transactions are reported on different bases.

        FAS 133 contains hedge accounting provisions which are intended to mitigate this mismatch but in order to qualify for hedge accounting, transactions must meet particular criteria. A number of the tools that IBRD utilizes would not qualify for hedge accounting treatment. Accordingly, IBRD has elected not to define any qualifying hedge relationships. While IBRD's policies and hedging strategy achieve its risk minimization objectives, that result is not fully evident in the reported financial statements, because the derivatives and the underlying liabilities/assets that they hedge would typically be reported on different bases under FAS 133. For management reporting purposes, IBRD instead uses current value financial statements, as shown in Table 2 in Section 2, which marks both the derivatives and the underlying liabilities and assets to market.

        In FY2002 and FY2003 interest rates for most currencies were declining. Accordingly, application of FAS 133 in FY2002 and FY2003 resulted in reported net income being substantially higher than it would otherwise have been (by $854 million and $2,323 million, respectively). Conversely, application of FAS 133 in FY2004 in a rising interest rate environment resulted in a net loss on a reported basis (including a loss of $4,100 million due to application of FAS 133). Both the positive and the negative FAS 133 adjustments reflect the impact of changing rates on the marked-to-market value of the derivatives, which represent only one side of hedged transactions. The impact of changing market rates on the other side of hedged transactions—the underlying liabilities or assets—generally is not reflected in the reported financial statements. Therefore, IBRD uses current value financial statements for management reporting purposes and focuses on operating income in its annual allocation and distribution decisions.

Current Value Basis

        The Condensed Current Value Balance Sheets in Table 1 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering market and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis. The prior year's Condensed Current Value Balance Sheet is presented, with a reconciliation to the reported basis, in Table 18 in Section 10.

        IBRD's Condensed Current Value Comprehensive Statement of Income, with a reconciliation to the reported basis at June 30, 2004, is presented in Table 2. The prior year's Condensed Current Value Comprehensive Statement of Income is presented, with a reconciliation to the reported basis, in Table 19 in Section 10.

        A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 3.

Current Value Balance Sheets

Loan Portfolio

        All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

        The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would currently originate a similar loan. The discount rate is based on the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for available interest waivers.

Table 1: Condensed Current Value Balance Sheets at June 30, 2004 and June 30, 2003.
In millions of U.S. dollars

	June 30, 2004				June 30, 2003
	Reported Basis	Reversal of FAS 133 Effects	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from Banks	$1,803	$—	$—	$1,803	$1,929
Investments	31,986	—	—	31,986	28,128
Loans Outstanding	109,610	—	2,998	112,608	122,593
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(3,984)	—	—	(3,984)	(4,478)
Swaps Receivable		—	—
Investments	12,476	—	—	12,476	10,301
Loans	90	5	*	95	—
Borrowings	69,548	(1,202)	1,202	69,548	70,316
Other Asset/Liability	908	(181)	181	908	726
Other Assets	6,776	—	(436)	6,340	6,735

Total Assets	$229,213	$(1,378)	$3,945	$231,780	$236,250

Borrowings	$108,066	$(835)	$2,444	$109,675	$116,695
Swaps Payable
Investments	14,284	—	—	14,284	11,862
Loans	93	(* )	*	93	—
Borrowings	64,777	(733)	733	64,777	64,779
Other Asset/Liability	1,077	(199)	199	1,077	810
Other Liabilities	5,453			5,453	6,429

Total Liabilities	193,750	(1,767)	3,376	195,359	200,575
Paid in Capital Stock	11,483	—	—	11,483	11,478
Retained Earnings and Other Equity	23,980	389	569	24,938	24,197

Total Liabilities and Equity	$229,213	$(1,378)	$3,945	$231,780	$236,250

Table 2: Condensed Current Value Comprehensive Statements of Income for the years ended June 30, 2004 and June 30, 2003
In millions of U.S. dollars

	FY 2004			FY 2003
	Reported Basis	Adjustments to current Value	Current Value Comprehensive Basis	Current Value Comprehensive Basis
Income from Loans	$4,403	$—	$4,403	$5,742
Income from Investments, net	304	(54)	250	439
Other Income	235	—	235	202

Total Income	4,942	(54)	4,888	6,383

Borrowing Expenses	2,789	—	2,789	3,594
Administrative Expenses	1,113	—	1,113	1,038
Release of Provision for Losses on Loans and Guarantees	(665)	665	—	—
Other Expenses	9	—	9	9

Total Expenses	3,246	665	3,911	4,641

Operating Income	1,696	(719)	977	1,742
Current Value Adjustments	—	(513)	(513)	394
Release of Provision for Losses on Loans and Guarantees—Current Value	—	665	665	1,300
Effects of applying FAS 133	(4,100)	4,100	—	—

Net (Loss) Income	$(2,404)	$3,533	$1,129	$3,436

Table 3: Summary of Current Value Adjustments
In millions of U.S. dollars

	Balance Sheet Effects as of June 30, 2004						Total Income Statement Effect
				Other Asset/Liability	Less Prior Years' Effects
	Loans	Borrowings					FY 2004	FY 2003
Total Current Value Adjustments on Balance Sheet	$2,998	$(2,411	)(a)	$(18)	$(1,408	)(b)	$(839)	$40
Unrealized Gains (Losses) on Investments(c)							54	(21)
Currency Translation Adjustment(d)							272	375

Total Current Value Adjustments							$(513)	$394

(a)
Amount is net of the current value adjustments for swaps, and unamortized issuance costs.

(b)
Includes $116 million representing a one-time cumulative effect of recording the adoption, on July 1, 2000, of the current value basis of accounting.

(c)
Unrealized gains (losses) on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

(d)
The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Comprehensive Current Value Net Income for purposes of current value reporting.

        The current value also includes IBRD's assessment of the appropriate credit risk, considering various factors including its history of payment receipts from borrowers. IBRD has always eventually collected all contractual principal and interest due on its loans. However, IBRD has suffered losses resulting from the difference between the discounted present value of payments for interest and charges, according to the loan's contractual terms, and the actual timing of cash flows. To recognize the credit risk inherent in these and any other potential overdue payments, IBRD adjusts the value of its loans through its loan loss provision.

        The $2,998 million ($6,353 million—June 30, 2003) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would currently originate a similar loan.

Investment Portfolio

        Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair values. Fair value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Borrowings Portfolio

        The current value of the borrowings portfolio includes debt securities and associated financial derivatives, and represents the present value of expected cash flows on these instruments. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates, reference market interest rates, interest rate volatilities and call probabilities. The $2,411 million ($4,946 million—June 30, 2003) increase in the borrowing portfolio due to current value adjustments, results from the average cost of the borrowing portfolio being higher than the rate at which IBRD could currently obtain funding.

Current Value Comprehensive Statements of Income

Current Value Adjustments

        For purposes of the current value presentation, all unrealized gains and losses are presented as current value adjustments. Therefore, the change of $54 million in the mark-to-market unrealized gain on the investments, as well as a reduction in the provision for losses on loans and guarantees of $665 million, are presented as part of the adjustment related to current value.

        For FY 2004 the net current value adjustment declined by $513 million (increase of $394 million for FY 2003) as shown in Table 3. The current value adjustment reflects the effects of changes in both interest rates and currency exchange rates.

Impact of Changes in Interest Rates

        During the year ended June 30, 2004, the net decrease in the current value adjustments on the balance sheet was $839 million. This net decrease is the result of a $3,355 million decrease in unrealized gains in the loan portfolio, offset by a $2,535 million decrease in unrealized losses in the borrowings portfolio, and a $19 million decrease in unrealized gains in other asset/liability swaps. Interest rates for the reference markets increased during the fiscal year thereby decreasing the current value adjustments for all portfolios (see Figure 11).

Impact of Changes in Exchange Rates

        During FY 2004 and FY 2003, there was a positive net currency translation adjustment as both the euro and the Japanese yen appreciated against the U.S. dollar.

3.     DEVELOPMENT ACTIVITIES

        IBRD offers loans, related derivative products, and guarantees to its borrowing member countries to help meet their development needs. It also provides technical assistance and other advisory services to support poverty reduction in these countries.

Loans

        From its establishment through June 30, 2004, IBRD had approved loans, net of cancellations, totaling $342,552 million to borrowers in 129 countries. A summary of cumulative lending is contained in Table 4.

Table 4: Lending Status at June 30

In millions of U.S. dollars	2004	2003
Cumulative Approvals(a)	$342,552	$333,501
Cumulative Repayments(b)	$202,933	$184,493

(a)
Net of cancellations.

(b)
Multicurrency pool loan repayments are included at exchange rates in effect on the date of original disbursement. All other amounts are based on U.S. dollar equivalents at the time of receipt.

Box 3: Lending Operations Principles

  (i)
  IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

  (ii)
  IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness.

  (iii)
  In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

  (iv)
  IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. IBRD is intended to promote private investment, not to compete with it.

  (v)
  The use of loan proceeds is supervised. IBRD makes arrangements to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency.

        At June 30, 2004, the total volume of outstanding loans was $109,610 million, $6,630 million lower than the $116,240 million of outstanding loans at June 30, 2003. This decrease was due to negative net disbursements, including $4,614 million of prepayments, partially offset by positive currency translation adjustments. Undisbursed balances at June 30, 2004 totaled $32,128 million, a decrease of $903 million from June 30, 2003. This change was due to cancellations and disbursements, partially offset by new commitments and positive currency translation adjustments.

        During FY 2004, commitments of new loans to member countries were $11,045 million, ($11,231 million—FY 2003). During both FY 2004 and FY 2003, Latin America and the Caribbean accounted for the largest share of commitments. Figure 1 presents the regional composition of commitments from FY 2000 to FY 2004.

Figure 1: Commitments by Region

        Under IBRD's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, participation in loans and callable guarantees may not exceed the statutory lending limit. At June 30, 2004, outstanding loans and callable guarantees (net of the accumulated provision for losses on loans and guarantees) totaled $106,509 million, equal to 49.7% of the statutory lending limit.

        IBRD's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in Box 3. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

Lending Cycle

        The process of identifying and appraising a project and approving and disbursing a loan often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters.

        Generally, the appraisal of projects is carried out by IBRD's operational staff (economists, engineers, financial analysts, and other sector and country specialists). With certain exceptions(a), each loan must be approved by IBRD's Executive Directors.

(a)
For Adaptable Program Loans (APLs), the Board approves all first-phase APLs and delegates to Management the approval of subsequent phases subject to agreed procedures. Learning and Innovation Loans are loans of $5 million or less approved by Management.

        Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During implementation of IBRD-supported operations, experienced IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. An independent IBRD unit, the Operations Evaluation Department, evaluates the extent to which operations have met their major objectives, and these evaluations are reported directly to the Executive Directors.

Lending Instruments

        IBRD lending generally falls into one of two categories: investment or adjustment lending. Investment lending is generally used to finance goods, works, and services in support of economic and social development projects in a broad range of sectors. In contrast, adjustment lending generally supports social, structural, and institutional reforms. In the past, the majority of IBRD loans were for investment projects or programs. However, as shown in Figure 2 the percentage of IBRD loans approved for adjustment lending over the past seven years occasionally exceeded 50 percent.

Figure 2: IBRD Lending Commitments

        In FY 2004, new IBRD commitments for adjustment lending accounted for 40% of total commitments (37%—FY 2003; 64%—FY 2002).

        In FY 1999, IBRD introduced special structural and sector adjustment loans to support structural and social reforms by creditworthy IBRD borrowers with exceptional external financing needs due to a potential or actual crisis.

        On rare occasions, IBRD will provide enclave lending for a large, foreign exchange generating project in a member country usually eligible only for loans from the International Development Association (IDA). In these circumstances appropriate risk mitigation measures are incorporated (including off-shore escrow accounts and debt-service reserves acceptable to IBRD) to ensure that the risks to IBRD are minimized. At June 30, 2004, IBRD had $135 million in outstanding loans for enclave projects ($116 million—June 30, 2003). No new enclave lending was approved during FY 2004 or FY 2003.

Financial Terms of Loans

Financial Terms of Currently Available Products

        IBRD currently offers a product mix that is intended to provide borrowers with the flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capacity. As of June 30, 2004, IBRD offers the following two basic types of loan terms, each denominated in the currency or currencies chosen by the borrower provided it is a currency in which IBRD can efficiently intermediate: variable-spread loans, and fixed-spread loans. Variable-spread loans, which were introduced in FY 1993, have a variable spread over LIBOR that is adjusted every six months. Fixed-spread loans, which were introduced in FY 2000, have a fixed spread over LIBOR that is fixed for the life of the loan.

        Borrowers selecting the fixed-spread loan product may, for a fee, change the currency or interest rate basis over the life of the loan. For example, borrowers have the option to fix, unfix, or re-fix the interest rate at market rates on all or a part of the disbursed amounts for up to the remaining maturity of the loan.

        Transaction fees range from 0 to 25 basis points of the notional transaction amount. Any conversion requests accepted by IBRD are executed at market rates.

        Table 5 summarizes the financial terms for these types of loans.

        Repayment terms for fixed-spread loans are more flexible than for variable-spread loans, subject to certain constraints on the average repayment maturity and final maturity on a country basis. Within these constraints, borrowers have flexibility to configure grace periods and maturity profiles in a manner consistent with the purpose of the loan. Repayment profiles may be level repayment of principal, an annuity type schedule, a single lump-sum repayment, or a customized schedule. Repayment profiles cannot be changed after a loan is signed.

        Prior to the introduction of special structural and sector adjustment loans, IBRD approved and disbursed several large loans totaling $7,000 million on non-standard loan terms. These loans, which were issued in response to the global financial crises of FY 1998 and FY 1999, carry a six-month U.S. dollar LIBOR interest rate plus a fixed spread ranging from 75 to 100 basis points and a front-end fee. None of these loans is eligible for waivers of interest or commitment charges. During FY 2004, $1,731 million of these loans were repaid (including prepayments of $831 million), resulting in an outstanding balance on these loans of $3,469 million at June 30, 2004.

Table 5: Loan Pricing—Financial Terms of Currently Available Products

Basis Points

Special Structural and Sector Adjustment Loans (SSAL)
	Variable Spread Loans (VSL)	Fixed Spread Loans (FSL)
Reference Market Rate
	Six month LIBOR	Six month LIBOR	Six month LIBOR
Spread
Contractual Lending Spread	75 (new loans)(a) 50 (old loans)(b)	75	400
Market Risk Premium	—	5(c)	—
Funding Cost Margin	Weighted average spread to LIBOR of debt allocated to VSLs	Projected funding spread to LIBOR	—

Charges
Commitment charge	75	85(d)	75
Front-end fee	100 (new loans) 0 (old loans)	100	100

Eligible for Waivers
Interest	Yes	Yes	No
Commitment	Yes	Yes	No
Front-end fee(e)	Yes	Yes	No

Final Maturity	15-20 years	15-25 years	5 years

Grace period	3-5 years	3-8 years	3 years

(a)
Loans for which the invitation to negotiate was issued on or after July 31, 1998.

(b)
Loans for which the invitation to negotiate was issued prior to July 31, 1998.

(c)
The market risk premium is meant to compensate IBRD for additional funding risk associated with this product.

(d)
The commitment charge is 85 basis points for the first four years and 75 basis points thereafter to compensate IBRD for addition al funding and refinancing risk associated with this product.

(e)
On August 3, 2004 the Board of Executive Directors approved a 50 basis point waiver of the front end fee on all loans (other than special structural adjustment loans) to be presented to the Board in FY 2005. This waiver also applies retroactively for FY 2004 to loans presented on or after March 1, 2004.

        At June 30, 2004, 56% (49%—June 30, 2003) of loans outstanding were variable-spread loans or fixed-spread loans, including special structural and sector adjustment loans and loans with non-standard terms.

Loans with a Deferred Drawdown Option

        A Deferred Drawdown Option (DDO) for use with IBRD adjustment loans gives IBRD borrowers the option of deferring the loan's disbursement for up to three years. Loans with a DDO are subject to a commitment fee of 100 basis points, which is 25 basis points higher than that for standard IBRD loans. Also, the front-end fee which is normally payable at the time a loan becomes effective, is only payable for a DDO loan at the time it is disbursed.

Derivative Products

        Along with the approval of the introduction of the fixed-spread loan product with its various risk management features such as rate fixing and currency conversion, the Executive Directors also approved the offer of new derivative products for borrowers. These products respond to borrowers' needs for access to better risk management tools in connection with existing IBRD loans. These derivative products include currency and interest rate swaps, and interest rate caps and collars.

        IBRD will pass through its market cost of the instrument to the borrower, and will charge a transaction fee comparable to the fee charged on the fixed-spread loan conversion features. These instruments may be executed either under a master derivatives agreement which substantially conforms to industry standards, or in individually negotiated transactions. The first such currency swap transaction was executed between IBRD and one of its borrowers under a Master Derivatives Agreement in November 2003. Further details are provided in the Notes to Financial Statements—Note D.

Financial Terms of Previously Available Products

        In previous years, IBRD offered loans with a variety of other financial terms including: multicurrency pool loans and fixed-rate single currency loans.

        Table 6 summarizes the financial terms for variable-rate multicurrency and single-currency pool loans and fixed-rate single-currency loans.

Table 6: Loan Pricing—Financial Terms of Previously Available Products

Basis Points

	Variable rate multicurrency pool loans (1982-2001)	Variable rate single currency pool loans(a) (1996-1998)
Fixed rate single currency Loans(b) (1995-1999)
Cost Base	Weighted average cost of allocated debt	Weighted average cost of allocated debt
LIBOR
Spread
Contractual Lending Spread	75 (new loans)(c) 50 (old loans)(d)	50	75 (new loans) 50 (old loans)
Market Risk Premium	—	—	0-10
Funding Cost Margin	—	—	IBRD's funding spread to LIBOR

Charges
Commitment charge	75	75	75
Front-end fee	100 (new loans) 0 (old loans)	— —	100 (new loans) 0 (old loans)

Eligible for Waivers
Interest	Yes	Yes	Yes
Commitment	Yes	Yes	Yes

Final Maturity	15-20 years	based on original loan agreement	12-20 years

Grace period	3-5 years	based on original loan agreement	3 years

(a)
Converted from variable-rate multicurrency pool loans.

(b)
Cost base and spread are fixed on rate-fixing date for amounts disbursed during the preceding six months.

(c)
Loans for which the invitation to negotiate was issued on or after July 31, 1998.

(d)
Loans for which the invitation to negotiate was issued prior to July 31, 1998.

        Prior to 1980, IBRD offered loans at fixed rates determined at the time a loan was contracted and set at a specified spread over then-current borrowing costs. The currency composition of each loan depended on the currencies disbursed on that loan. In 1980, IBRD established the currency pool system, funded primarily with fixed rate medium-to-long term borrowings. In 1982, IBRD mitigated its interest rate risk by moving from offering a fixed rate to a variable rate on these loans.

        The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro.

        During FY 1997, IBRD offered borrowers the option to elect to modify their currency choice by converting multicurrency pool loans to single currency loan terms or single currency pool terms. The lending rate formulation for loans with single currency pool terms is the same as that for multicurrency pool loans.

        Single-currency pool loans are held in U.S. dollars, Japanese yen, and euro. Fixed-rate single currency loans were offered in all currencies in which IBRD could efficiently intermediate.

        Any fixed-rate multicurrency pool loans that were subsequently converted to single currency pools continued to carry their fixed rate.

        Fixed-rate single currency loans carry lending rates fixed on semi-annual rate fixing dates for amounts disbursed during the preceding six months. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at the rate applicable to variable-spread loans.

        At June 30, 2004, 44% (51%—June 30, 2003) of loans outstanding carried these previously available financial terms.

        Figure 3 presents a breakdown of IBRD's loan portfolio by loan product. For more information, see the Notes to Financial Statements—Note D.

Waivers

        Waivers of a portion of interest owed by all eligible borrowers are determined annually and have been in effect since FY 1992. Eligibility for the partial waiver of interest is limited to borrowers that have made full payments of principal, interest and other charges within 30 calendar days of the due dates during the preceding six months, on all their loans. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect since FY 1990. All borrowers receive the commitment charge waiver on their eligible loans. Table 7 presents a breakdown of IBRD's loan charge waivers. Further details are provided in the Notes to Financial Statements—Note D.

Table 7: Loan Charge Waivers

Basis points

	Interest Period Commencing
	FY 2005	FY 2004	FY 2003
Commitment charge waivers	50	50	50
Interest waivers(a)
Old loans	5	5	5
New loans	25	25	25
Average eligibility	n.a.	98%	96%
Front-end fee waivers(b)	50	—	—

(a)
On loans to eligible borrowers.

(b)
On August 3, 2004 the Board of Executive Directors approved a 50 basis point waiver of the front end fee on all loans (other than special structural adjustment loans) to be presented to the Board in FY 2005. This waiver also applies retroactively for FY 2004 to loans presented on or after March 1, 2004.

Guarantees

        IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD, although they can also be offered on securities issued by entities eligible for IBRD loans, and in exceptional cases offered in countries only eligible to borrow from IDA. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans.

        IBRD guarantees can be customized to suit varying country and project circumstances. They can be targeted to mitigate specific risks, generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage.

        Each guarantee requires the counter-guarantee of the member government. IBRD prices guarantees consistent with the way it prices its loans.

Figure 3: Loan Portfolio by Loan Product
(In millions of U.S. dollars)

(a)
Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.

(b)
Includes loans issued prior to 1980, loans to IFC, and fixed-rate multicurrency pool loans.

(c)
Includes loans with non-standard terms.

*
Indicates amounts less than 0.5%.

        IBRD generally provides the following types of guarantees:

        Partial risk guarantees:    These cover debt-service defaults on a loan that result from non-performance of government obligations.

        Partial credit guarantees:    These are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loans to the government or its instrumentalities.

        Policy-based guarantees:    When partial credit guarantees are used in support of agreed structural, institutional and social policies and reforms, they are considered policy-based guarantees. Eligibility for IBRD adjustment lending is a necessary condition for eligibility for policy-based guarantees.

        Enclave guarantees:    These are offered in exceptional cases for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. Fees charged for enclave guarantees are higher than those charged for non-enclave guarantees. The annual commitment of enclave guarantees is limited to an aggregate guaranteed amount of $300 million. As of June 30, 2004 no enclave guarantees were outstanding.

        During FY 2003, one IBRD guarantee was called on certain bonds that had been issued by Argentina. In accordance with the terms of the guarantee, IBRD paid $250 million to the holders of the guarantee. IBRD and Argentina have agreed to a reimbursement arrangement for the amount paid out. This amount is included in Loans Outstanding on the balance sheet. Pursuant to the terms of the guarantee, the guarantee was not reinstated.

        IBRD's exposure at June 30, 2004 on its guarantees (measured by discounting each guaranteed amount from its first call date) is detailed in Table 8. For additional information see the Notes to Financial Statements—Note D.

Table 8: Guarantee Exposure

In millions of U.S. dollars	FY 2004	FY 2003	FY 2002
Partial risk	$418	$456	$465
Partial credit	561	570	551
Policy based	157	158	406

Total	$1,136	$1,184	$1,422

Other Activities

        Consultation:    In addition to its financial operations, IBRD provides technical assistance to its member countries, both in connection with, and independently of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

        Research and Training:    To assist its developing member countries, IBRD—through the World Bank Institute and its partners—provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

        Trust Fund Administration:    IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements—Note J.

        Investment Management:    IBRD offers investment management services to several external institutions, including central banks of member countries. One objective of providing the services to central banks is to assist them in developing portfolio management skills. These managed funds are not included in the assets of IBRD. See the Notes to Financial Statements—Note J.

4.     LIQUIDITY MANAGEMENT

        IBRD's liquid assets are held principally in highly-rated fixed income securities. These securities include obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, currency and interest rate swaps (including currency forward contracts), asset-backed (including mortgage-backed) securities, and futures and options contracts.

        Liquidity risk arises in the general funding of IBRD's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

        As one component of liquidity management, IBRD maintains a $500 million line of credit with an independent financial institution.(a) This facility is used to cover any overnight overdrafts that may occur due to failed trades. For further details about this facility, see the Notes to Financial Statements—Note E.

(a)
This line of credit is held jointly with the International Development Association (IDA), an affiliated organization.

        Under IBRD's liquidity management policy, aggregate liquid asset holdings are kept at or above a specified prudential minimum in order to safeguard against cash flow interruptions. That minimum is equal to the highest consecutive six months of expected debt service obligations for the fiscal year, plus one-half of net approved loan disbursements as projected for the fiscal year. The FY 2005 prudential minimum liquidity level has been set at $20 billion, an increase of $2 billion from that set for FY 2004. IBRD also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

        The primary objective for IBRD in the management of liquid assets is to protect the principal amount of these investments. In addition, IBRD seeks to achieve a reasonable return on the liquid asset portfolio using prudent asset and risk management techniques. The General Investment Authorization for IBRD approved by the Board of Executive Directors provides the basic authority under which the liquid assets of IBRD can be invested. Further, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the Chief Financial Officer and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules including providing criteria for eligible instruments for investment; establishing risk parameters versus benchmarks such as an overall stop-loss limit and duration deviation; specifying concentration limits on counterparties and instrument classes; as well as establishing clear lines of responsibility on risk monitoring and compliance.

        Liquid assets may be held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles and performance benchmarks.

        The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year. Investment of up to 20% of the stable portfolio may be contracted out to external managers. Separate investment guidelines which conform to IBRD's overall Investment Guidelines are provided to each external manager.

        The operational portfolio provides working capital for IBRD's day-to-day cash flow requirements.

        The discretionary portfolio, when used, provides flexibility for the execution of IBRD's borrowing program and can be used to take advantage of attractive market opportunities.

        Figure 4 represents IBRD's liquid asset portfolio size and structure at the end of FY 2004 and FY 2003, excluding investment assets associated with certain other postemployment benefits. At the end of FY 2004, the aggregate size of the IBRD liquid asset portfolio stood at $30,915 million, an increase of $4,492 million from FY 2003. Of this amount, $1,350 million ($1,338 million in FY 2003) in the stable portfolio was managed by external firms. IBRD's liquid asset portfolio is largely composed of assets denominated in U.S. dollars with net exposure to short-term interest rates. The debt funding these liquid assets also shares similar currency and duration profiles. This is a direct consequence of IBRD's exchange rate and interest rate risk management policies (see Section 6—Financial Risk Management), combined with appropriate investment benchmarks. In addition to monitoring gross investment returns compared to their benchmarks, IBRD also monitors overall investment earnings net of funding costs (see Section 8—Results of Operations).

Figure 4: Liquid Asset Portfolio Composition (In millions of U.S. dollars)

Table 9: Liquid Asset Portfolio Returns and Average Balances

In millions of U.S. dollars
	Average Balance		Financial Return (%)
	FY 2004	FY 2003	FY 2004	FY 2003
IBRD Overall Portfolio	$29,142	$25,354	1.04	1.62
Stable	18,111	18,172	1.04	1.73
Operational	7,009	7,182	0.99	1.34
Discretionary	4,022	—	1.10	—

Table 10: Contractual Cash Obligations

In millions of U.S. dollars
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$106,059	$19,881	$26,937	$17,157	$42,084
Capital lease	69	8	17	17	27
Operating leases	100	27	37	24	12
Contractual purchases and capital expenditures	110	110	—	—	—
Other long-term liabilities	376	54	56	50	216

Total	$106,714	$20,080	$27,047	$17,248	$42,339

        The returns and average balances of the liquid asset portfolio in FY 2004 compared to FY 2003 are presented in Table 9. These returns exclude investment assets funding certain other postemployment benefits.

        The lower returns in FY 2004 are due primarily to the lower average interest rate environment in FY 2004 as compared to FY 2003, as shown in Figure 10.

        IBRD enters into derivative transactions to manage its investment portfolio. The main purposes of these derivative instruments are to enhance the return, and manage the overall duration, of the portfolio.

Contractual Obligations

        In the normal course of business, IBRD enters into various contractual obligations that may require future cash payments. Table 10 summarizes IBRD's significant contractual cash obligations, by remaining maturity, at June 30, 2004. Long-term debt includes direct medium- and long-term borrowings excluding swaps, but does not include any adjustment for unamortized premiums, discounts or effects of applying FAS 133 (additional information can be found in the Notes to Financial Statements—Note E—Borrowings). Capital and operating lease expenditures primarily represent future cash payments for real estate-related obligations and equipment. Other long-term liabilities include accrued liabilities for staff compensation and benefits. Capital and operating leases, contractual purchases and capital expenditures, and other long term obligations include amounts which will be shared with IDA, IFC and MIGA in accordance with individual cost sharing agreements (additional information can be found in the Notes to Financial Statements—Note I—Administrative Expenses, Contributions to Special Programs, and Other Income.)

        Excluded from the table are a number of obligations to be settled in cash. These obligations are presented in IBRD's balance sheet and include undisbursed loans; short-term borrowings; payable for currency and interest rate swaps; payable for investment securities purchased, and payable for transfers approved by the Board of Governors.

5.     FUNDING RESOURCES

Equity

        Total shareholders' equity, as reported in IBRD's balance sheet at June 30, 2004, was $35,463 million compared with $37,918 million at June 30, 2003. The decrease from FY 2003 primarily reflects the decrease in retained earnings.

        IBRD's equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD's equity capital is judged on the basis of its ability to generate future net income sufficient to absorb potential risks and support normal loan growth, without reliance on additional shareholder capital.

        For management purposes, IBRD closely monitors equity as defined and utilized in the equity-to-loans ratio. Table 11 presents the composition of this measure at June 30, 2004 and 2003.

        The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses a stress test as a measure of income-generating capacity and an input to the assessment of capital adequacy. See discussion in Section 6, Financial Risk Management—Managing Risk-Bearing Capacity.

Table 11: Equity Capital

In millions of U.S. dollars
	June 30, 2004	June 30, 2003
Usable Capital
Paid-in Capital	$11,483	$11,478
Restricted Paid-in Capital	(2,455)	(2,464)
Net Receivable for Maintenance of Value	(94)	(433)

Total Usable Capital	8,934	8,581
Special Reserve	293	293
General Reserve, including allocation of FY 2004/FY 2003 net income	22,222	21,542
Cumulative Translation Adjustment(a)	(117)	(389)

Equity used in Equity-to-Loans Ratio—Reported Basis	$31,332	$30,027

Current Value Adjustments	569	1,408
Equity used in Equity-to-Loans Ratio—Current Value Basis	$31,901	$31,435

Loans and Guarantees Outstanding, net of Accumulated Provision for Losses on Loans and Guarantees and Deferred Loan Income	$106,750	$112,922
Current Value Loans and Guarantees Outstanding, net of Accumulated Provision for Losses on Loans and Guarantees and Deferred Loan Income	$109,748	$119,275
Equity-to-Loans Ratio—Reported Basis	29.35%	26.59%
Equity-to-Loans Ratio—Current Value Basis	29.07%	26.36%

(a)
Excluding cumulative translation amounts associated with the FAS 133 adjustment.

        As presented in Figure 5, IBRD's equity-to-loans ratio increased during FY 2004, on both a reported basis (excluding cumulative translation adjustments associated with the FAS 133 adjustments) and a current value basis.

Figure 5: Equity-to-Loans Ratio

        In accordance with the financial policy defining this ratio, the amount of the transfer to the General Reserve of $680 million that was approved on August 3, 2004, was included in this ratio at June 30, 2004 ($2,410 million—June 30, 2003). The increase in this ratio from 26.59% at June 30, 2003 to 29.35% at June 30, 2004 was due to the decrease in net loans outstanding and the overall increase in equity in FY 2004. During FY 2004, IBRD increased the General Reserves in order to improve its risk-bearing capacity.

Capital

        Shareholder support for IBRD is reflected in the capital backing it has received from its members. At June 30, 2004, the authorized capital of IBRD was $190,811 million, of which $189,718 million had been subscribed. Of the subscribed capital, $11,483 million had been paid in and $178,235 million was callable. Of the paid-in capital, $8,934 million was available for lending and $2,549 million was not available for lending.The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are as follows:

Paid-in Capital

(i)
$2,628 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted from the currency of the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

(ii)
$8,705 million of IBRD's capital was paid in the national currencies of the subscribing members. Under the Articles this amount is subject to maintenance of value obligations and may be used for funding loans only with the consent of the member whose currency is involved, or used for administrative expenses without the need for consent of the member whose currency is involved. In addition, these national currencies may be used by IBRD following a decision by the Board of Executive Directors, to invest or lend in that currency, or swap the national currency into another currency for investment or lending purposes, provided it has the consent of the member whose currency is involved. In accordance with such consents for lending, $5,750 million of this amount was being used in IBRD's lending operations at June 30, 2004.

(iii)
$150 million of IBRD's capital was converted to U.S. dollars from the currency of the subscribing members by providing U.S. dollar denominated nonnegotiable, non-interest bearing demand notes, encashable in the currency of the subscribing member. This amount may, under the terms of the note, be encashed for administrative expenses or, after all subscribed capital has been called, IBRD will have the right to encash the note to meet its obligations.

Callable Capital

(iv)
$151,775 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

(v)
$26,461 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the national currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

        No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

        At June 30, 2004, $103,604 million (58.1%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee (DAC) of the Organization for Economic Cooperation and Development (OECD). This amount slightly exceeded IBRD's outstanding borrowings including swaps at June 30, 2004. Table 12 sets out the capital subscriptions of those countries and the callable amounts.

Table 12: Capital Subscriptions of DAC Members of OECD Countries

In millions of U.S. dollars
Member Country(a)	Total Capital Subscription	Uncalled Portion of Subscription
United States	$31,965	$29,966
Japan	15,321	14,377
Germany	8,734	8,191
France	8,372	7,851
United Kingdom	8,372	7,832
Canada	5,404	5,069
Italy	5,404	5,069
Netherlands	4,283	4,018
Belgium	3,496	3,281
Spain	3,377	3,171
Switzerland	3,210	3,012
Australia	2,951	2,770
Sweden	1,806	1,696
Denmark	1,623	1,525
Austria	1,335	1,254
Norway	1,204	1,132
Finland	1,033	971
New Zealand	873	821
Portugal	659	620
Ireland	636	599
Greece	203	189
Luxembourg	199	190

Total	$110,460	$103,604

(a)
See details regarding the capital subscriptions of all members of IBRD at June 30, 2004 in Financial Statements—Statement of Subscriptions to Capital Stock and Voting Power.

        The United States is IBRD's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S. subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. For a further discussion of capital stock, restricted currencies, maintenance of value and membership refer to the Notes to Financial Statements—Notes A and B.

Borrowings

Source of Funding

        IBRD diversifies its sources of funding by offering its securities to institutional and retail investors globally. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

        New medium- and long-term funding excluding swaps by currency for FY 2004, as compared to FY 2003, is shown in Figure 6.

Funding Operations

        In FY 2004, medium- and long-term debt raised directly in financial markets by IBRD amounted to $12,535 million compared to $19,305 million in FY 2003. Table 13 summarizes IBRD's funding operations for FY 2004 and FY 2003.

Table 13: Funding Operations Indicators

	FY 2004	FY 2003
Total Medium- and Long-term Borrowings(a) (USD million)	$12,535	$19,305
Average Maturity(b) (years)	3.9	6.1
Number of Transactions	258	402
Number of Currencies	10	10

(a)
Includes one-year notes and represents net proceeds on a settlement date basis.

(b)
Average maturity to first call date.

Figure 6: New Medium- and Long-term Funding Excluding Swaps by Currency(a)

        Funding raised in any given year is used for IBRD's general operations, including loan disbursements, refinancing of maturing debt and prefunding of future lending activities. The decrease in funding in FY 2004 was primarily attributable to lower borrowing requirements as a result of the reduction in the loan portfolio. All proceeds from new funding are initially invested in the liquid asset portfolio until they are required for IBRD's operations. Debt is allocated on a periodic basis to the different debt pools funding loans as necessary, in accordance with operating guidelines. In both FY 2004 and FY 2003, IBRD followed a strategy of selective bond issuance, composed of cost-effective private placements, public issues placed with large institutional investors, and public issues targeted to retail investors.

        IBRD strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or to meet other operational needs. In response to market conditions, during FY 2004, IBRD repurchased or called $3,996 million of its outstanding borrowings ($6,293 million during FY 2003).

Use of Derivatives

        All new funding is initially swapped into floating-rate U.S. dollars, with conversion to other currencies or fixed-rate funding being carried out subsequently in accordance with loan funding requirements. Figures 7a and 7b illustrate the effect of swaps on both the interest rate structure and currency composition of the borrowings portfolio at June 30, 2004. Interest rate and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans. IBRD does not enter into derivatives for speculative purposes in the borrowings portfolio.

        A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements—Note E.

6.     FINANCIAL RISK MANAGEMENT

        IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operational risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

Governance Structure

        The risk management governance structure includes a Risk Management Secretariat supporting the Management Committee in its oversight function, particularly in the coordination of different aspects of risk management, and in connection with risks that cut across functional areas.

Figure 7a: Effect of Swaps on Interest Rate Structures—June 30, 2004

        For financial risk management, there is a Finance Committee chaired by the Chief Financial Officer. The Finance Committee makes recommendations and, where appropriate to the topic, takes decisions in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. Three subcommittees that report to the Finance Committee are the Market Risk and Currency Management Subcommittee, the Credit Risk Subcommittee and the Financial Instruments Subcommittee.

        The Market Risk and Currency Management Subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include reviewing and endorsing guidelines for limiting balance sheet and market risks, the use of derivative instruments, setting investment guidelines, and monitoring matches between assets and their funding. The Credit Risk Subcommittee monitors the measurement and reporting of country credit risk and reviews the impact on the provision for losses on loans and guarantees of any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and nonaccrual portfolios. The Financial Instruments Subcommittee reviews the financial, organizational and implementational issues of new products offered to IBRD borrowers.

        Country credit risk, the primary risk faced by IBRD, is identified, measured and monitored by the Country Credit Risk Department, led by the Chief Credit Officer. This unit is independent from IBRD's business units. In addition to continuously reviewing the creditworthiness of IBRD borrowers, this department is responsible for assessing loan portfolio risk, determining the adequacy of provisions for losses on loans and guarantees, and monitoring borrowers that are vulnerable to crises in the near term. The Chief Credit Officer reports to the Vice President of Strategy, Finance, and Risk Management who is a member of the Operations Committee, which reviews IBRD's Country Assistance Strategies and selected planned adjustment loans.

        Market risks, liquidity risks and counterparty credit risks in IBRD's financial operations are identified, measured and monitored by the Corporate Finance Department, which is independent from the business units responsible for managing these risks. The Corporate Finance Department works with IBRD's financial managers, who are responsible for the day-to-day management of these risks, to establish and document processes that facilitate, control and monitor risk. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Finance Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the Committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

        Primary responsibility for the management of operational risk in IBRD's financial operations resides with each of IBRD's managers. These individuals are responsible for identifying operational risks and establishing, maintaining and monitoring appropriate internal control in their respective areas using an operational risk management framework.

        This framework requires each business unit to document operational risks and controls, assess the likelihood and impact of operational risks and evaluate the design and effectiveness of existing controls using guidelines established by IBRD. An independent operational risk control unit supports this process by undertaking periodic reviews, performing quality assurance testing and reporting exceptions.

        The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD's risk profiles and performance, as well as any significant developments in risk management policies and controls.

Managing Risk-Bearing Capacity

        The Board of Executive Directors assesses IBRD's risk-bearing capacity based on a variety of metrics, including an income-based stress test and an equity-to-loans ratio, to measure its income generating capacity and capital adequacy.

        The stress test provides a basis for evaluating whether IBRD has sufficient financial capacity to be able to (i) absorb the income loss due to a credit shock,(a) and (ii) generate sufficient income to support loan growth without causing the post-shock equity-to-loans ratio to fall below a minimum level over the next ten years. The credit shock event used in the stress test is an estimate of the amount of the loan portfolio that could enter nonaccrual status (payment arrears in excess of six months) in the next three years at an appropriate confidence level.

(a)
Income loss arises from borrower in nonaccrual status no longer paying interest on their loans. In addition, an increase in the loan loss provision is typically warranted as a result of the nonaccrual event. This increase in the provision must be recognized as an expense, which further reduces net income in the year of the shock, and through that, impacts the equity-to-loans ratio.

        The risk that a significant portion of its loan portfolio may go into extended arrears is the most significant risk faced by IBRD, and almost all of IBRD's equity capital is held against this risk. Credit risk is measured in terms of both probable and unexpected losses from protracted payments arrears. Probable losses are covered by IBRD's accumulated provision for losses on loans and guarantees, and unexpected losses are covered by income-generating capacity and equity.

        IBRD's equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. One of IBRD's financial risk management objectives is to seek to protect the equity-to-loans ratio from movements arising from market risks.

        To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. However, the sensitivity of IBRD's operating income to changes in market interest rates has been increasing as borrowers have chosen to borrow from IBRD primarily on floating rate terms since the introduction of LIBOR-based loans. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, the equity-to-loans ratio is also protected from exchange rate movements.

        As presented in Figure 5 in Section 5, Funding Resources, IBRD's equity-to-loans ratio on both the current value and reported basis has been increasing over the last two years.

Credit Risk

Country Credit Risk

        Country credit risk is the risk of loss due to a country not meeting its contractual obligations. IBRD's Credit Risk Department continuously reviews the creditworthiness of its borrowing member countries. These reviews are taken into account in determining IBRD's overall country programs and lending operations, used to estimate the appropriate level of provisions for losses on loans and guarantees, and used to assess the adequacy of IBRD's income-generating capacity and risk-bearing capital. In keeping with standard practice, probable losses inherent in the portfolio due to country credit risk are covered by the accumulated provision for losses on loans and guarantees, while unexpected losses due to country credit risk are covered by income-generating capacity and risk-bearing capital.

        Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed, in part, through a single borrower exposure limit. According to an approach approved by the Executive Directors in 1997, the single borrower exposure limit is set at the lower of an equitable access limit and a concentration risk limit. The equitable access limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus, and the concentration risk limit is estimated by stress testing IBRD's income-generating capacity and risk-bearing capital (taking into account not only current exposure—loans outstanding plus the present value of guarantees—but also projected exposure over the ensuing three year period). The single borrower exposure limit is determined by the Executive Directors each year at the time they consider IBRD's reserves adequacy and the allocation of its net income from the preceding fiscal year. For FY 2005, the single borrower exposure limit is $13.5 billion, unchanged from FY 2004, which is the lower of the concentration risk limit ($13.5 billion) and the equitable access limit ($21.4 billion). As depicted in Figure 8, IBRD's largest exposure (including the present value of guarantees) to a single borrowing country was $10.9 billion at June 30, 2004.

Figure 8: Top Eight Country Exposures at June 30, 2004
(in billions of U.S.dollars)

        Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

        Under certain circumstances, IBRD would be able to continue to lend to a borrower that was reaching the single borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement would need to be approved in advance by IBRD's Executive Directors. During FY 2003, IBRD entered into the first such arrangement with one borrower, China. As of June 30, 2004, China had not exceeded the single borrower exposure limit and therefore, activation of the arrangement was not required.

Overdue and Non-performing Loans

        When a borrower fails to make payment on any principal, interest or other charges due to IBRD, IBRD has an option to suspend disbursements immediately on all loans. IBRD's current policy however, is to exercise this option through a graduated approach as summarized in Box 4. These policies also apply to those member countries who are eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue. For borrowers with IBRD loans who become overdue in their debt service payments on IDA credits, IBRD also applies the treatment described in Box 4.

Box 4: Treatment of Overdue Payments

Overdue by 30 days	Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board of Executive Directors for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time.
Overdue by 45 days
In addition to the provisions cited above for overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved.
Overdue by 60 days
In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to or guaranteed by the member country are suspended until all overdue amounts have been paid. This policy applies even when the borrower is not the member country.
Overdue by more than six months
All loans made to or guaranteed by a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income of the current period. To the extent that these payments are received, they are included in income.

At the time of arrears clearance, a decision is made on the restoration of accrual status on a case by case basis; in certain cases that decision may be deferred until after a suitable period of payment performance has passed.

        See Notes to Financial Statements—Note D for a summary of countries with loans or guarantees in nonaccrual status at June 30, 2004.

Accumulated Provision for Losses on Loans and Guarantees

        IBRD maintains an accumulated provision for losses on loans and guarantees to recognize the probable losses inherent in both the accrual and nonaccrual portfolios. The methodology for determining the accumulated provision for losses on loans and guarantees is discussed in Section 7, Critical Accounting Policies.

        IBRD's provision for losses on loans and guarantees covers probable credit losses from protracted arrears. The Credit Risk Subcommittee reviews the allowance for losses on loans and guarantees at least quarterly and, if necessary, adjustments are made to the provision.

        The accumulated provision for losses on loans and guarantees decreased by $549 million (this comprises a release of provision for losses on loan and guarantees of $665 million and positive translation adjustments of $116 million) during FY 2004. This decrease was primarily due to a net improvement in borrowers' risk ratings and negative net disbursements on loans, including $4,614 million of prepayments, which reduced loans outstanding.

Treatment of Protracted Arrears

        In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. This policy is conditional on members agreeing to implement certain requirements including an acceptable structural adjustment program, adopting a financing plan to clear all arrears to IBRD and other multilateral creditors, and continuing to service their obligations to IBRD and other multilateral creditors on time.

        It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. However, during FY 1996 and FY 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SAM), formerly the Federal Republic of Yugoslavia, based on criteria approved by the Executive Directors in connection with the financial assistance package for Bosnia and Herzegovina in 1996. These criteria limited eligibility for such treatment to a country: that has emerged from a current or former member of IBRD; that is assuming responsibility for a share of the debt of such member; that because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and for which a rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

        The accumulated arrears on loans to the former Socialist Federal Republic of Yugoslavia (SFRY), for which BiH and SAM undertook responsibility, were cleared through new consolidation loans extended by IBRD in FY 1996 and FY 2002, respectively. The reschedulings were structured to maintain the values of payments to IBRD in accordance with the terms of the original loan agreements. These reschedulings did not change IBRD's net exposure to these borrowers. These new loans included the loan principal outstanding assumed, respectively, by BiH and SAM as part of their conditions for succession to membership of the former SFRY, as well as all unpaid interest and charges related to the former SFRY's loans. This resulted in an increase in loans outstanding of $168 million for BiH and $799 million for SAM. The offset to these amounts was initially classified as deferred loan income, which was presented along with the accumulated provision for loan losses as a determinant of net loans outstanding on the balance sheet.

        During FY 2003, IBRD determined that the offset to loans outstanding related to BiH and SAM, that was initially classified as Deferred Loan Income, should be reclassified to Accumulated Provision for Loan Losses to better reflect the nature of these amounts. Following the reclassification, the required provisions for these countries were reassessed, which resulted in a positive effect on income of $591 million in FY 2003. See the Notes to Financial Statements—Note D for additional information.

Commercial Credit Risk

        Commercial credit risk is the risk of loss due to a counterparty not honoring its contractual obligations.

        IBRD's commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

        In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

        Derivative and foreign exchange transactions involve credit risk. The effective management of credit risk is vital to the success of IBRD's funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

        IBRD controls the credit risk arising from investments, derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

        IBRD treats the credit risk exposure as the replacement cost of the derivative or foreign exchange product. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

        Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD. When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk.

        When IBRD has more than one transaction outstanding with a counterparty, and the parties have entered into a master derivatives agreement which contains legally enforceable close-out netting provisions, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD's exposure to the counterparty is considered to be zero. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements—Note G.

        Table 14 provides details of IBRD's estimated credit exposure on its investments and swaps (excluding those with borrowing member countries), net of collateral held, by counterparty rating category.

        The increase in the proportion of AA rated investments, compared to the prior year, is mainly due to the increase in deposits with commercial banks. After the effects of netting arrangements, the credit exposure from swaps decreased from $6,599 million at June 30, 2003 to $5,598 million at June 30, 2004.

The swap credit exposure of $5,598 million is offset by collateral of $4,103 million, which results in a total net swap exposure of $1,495 million.

Table 14: Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars
	At June 30, 2004					At June 30, 2003		At June 30, 2002
	Investments
Counterparty Rating	Sovereigns	Agencies, Banks & Corporates	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total	Total Exposure on Investments and Swaps	% of Total	Total Exposure on Investments and Swaps	% of Total
AAA	$288	$11,592	$386	$12,266	40	$10,949	39	$11,217	47
AA	379	14,541	1,055	15,975	51	12,649	46	9,253	38
A	1,194	1,616	54	2,864	9	4,231	15	3,537	15

Total	$1,861	$27,749	$1,495	$31,105	100	$27,829	100	$24,007	100

Market Risk

        IBRD faces risks which result from market movements, primarily changes in interest and exchange rates. In comparison to country credit risk, IBRD's exposure to market risks is small. IBRD has an integrated asset/liability management framework to flexibly assess and hedge market risks associated with the characteristics of the products in IBRD's portfolios.

Asset/Liability Management

        The objective of asset/liability management for IBRD is to ensure adequate funding for each loan product and liquid asset at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product and liquid asset in accordance with the particular requirements for that product or liquid asset and within prescribed risk parameters. The current value information is used in the asset/liability management process.

Use of Derivatives

        As part of its asset/liability management process, IBRD employs derivatives to manage and align the characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics, and to modify the currency composition of net assets and liabilities.

        Table 15 details the current value information of each loan product, the liquid asset portfolio, and the debt allocated to fund these assets.

Table 15: Financial Instrument Portfolios

In millions of U.S. dollars
	At June 30, 2004			At June 30, 2003
	Carrying Value	Contractual Yield	Current Value Adjustments	Carrying Value	Contractual Yield	Current Value Adjustments
Loans(a)	$109,610	3.44%	$2,998	$116,240	4.09%	$6,353
Variable-Rate Multicurrency Pool Loans	18,799	3.80	1,599	22,728	4.62	2,447
Single Currency Pool Loans(b)	16,489	5.24	604	20,490	6.95	1,682
Variable-Spread Loans(c)	38,813	1.64	16	36,424	1.62	44
Fixed-Rate Single Currency Loans	12,985	6.29	695	15,315	6.45	1,756
Special Structural and Sector Adjustment Loans(d)	5,017	3.06	*	8,454	3.33	8
Fixed-Spread Loans	17,152	3.23	78	12,414	3.18	401
Other Fixed Rate Loans	355	8.09	6	415	7.92	15
Liquid Asset Portfolio(e)	$30,915	1.42%		$26,423	1.51%
Borrowings Allocation (including swaps)(f)	$103,952	2.56%	$2,411	$107,845	2.75%	$4,946
Variable-Rate Multicurrency Pools	12,308	4.36	1,909	13,615	3.96	2,624
Single Currency Pools	10,813	4.64	469	12,857	5.68	1,046
Variable-Spread	23,916	1.06	(169)	25,151	1.05	(186)
Fixed-Rate Single Currency	11,392	6.06	569	12,400	6.13	1,451
Special Structural and Sector Adjustment	5,008	0.98	(8)	8,012	1.04	(22)
Fixed-Spread	8,096	3.08	(95)	7,146	2.61	133
Other Debt(g)	32,419	1.32	(264)	28,664	1.42	(100)

(a)
Contractual yield is presented before the application of interest waivers.

(b)
Excludes fixed-rate single currency pool loans, which have been classified in other fixed-rate loans.

(c)
Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.

(d)
Includes loans with non-standard terms as described in Financial Terms of Loans.

(e)
The liquid asset portfolio is carried and reported at market value and excludes investment assets associated with certain other postemployment benefits.The yield information represents the weighted average market yield to maturity.

(f)
Carrying amounts and contractual yields are on a basis which includes accrued interest and any unamortized amounts, but does not include the effects of applying FAS 133.

(g)
Includes amounts not yet allocated at June 30, 2004 and June 30, 2003.

Interest Rate Risk

        There are two main sources of potential interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity. In addition, as the loan portfolio shifts from pool loans to LIBOR based loans, the sensitivity of IBRD's operating income to changes in market interest rates will increase.

        The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for approximately 68% of the existing outstanding loan portfolio (69% at the end of FY 2003). All cost pass-through loans, including single currency and multicurrency pool loans as well as variable-spread loans, pose some residual interest rate risk, given the lag inherent in the lending rate calculation.

        Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over time has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. The amount of debt allocated to the multicurrency debt pool will exceed the balance of the multicurrency loan pool after FY 2009. The debt which funds these loans has maturities that extend beyond those of the loans and this debt overhang presents a risk of loss to IBRD because the debt carries fixed interest rates.

        Over-funding reaches a maximum of approximately $5.8 billion in FY 2015. Strategies for managing this risk include changing the interest rate characteristics of the over-funded portion of the debt from fixed to floating rates beyond 2009 through the use of forward-starting swaps. IBRD began executing these forward-starting swaps in FY 2000 and the cost to date has been approximately $242 million. The fair value of the debt overhang remaining to be hedged is approximately $283 million as of June 30, 2004. The cost of the overhang will vary with interest rates until the program of hedging swaps is completed at the end of FY 2005.

        Interest rate risk on non-cost pass-through products, which currently account for 32% of the existing loan portfolio (31% at the end of FY 2003), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow.

        The interest rate risk on IBRD's liquid portfolio, which includes the risk that the value of assets in the liquid portfolio will fluctuate due to changes in market interest rates, is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

        Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps to reduce this mismatch risk.

Exchange Rate Risk

        In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its equity-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio, thereby preserving IBRD's ability to better absorb unexpected losses from arrears regardless of the market environment.

        Figure 9 presents the currency composition of significant balance sheet components (net of swaps) at the end of FY 2004 and FY 2003.

Figure 9: Relative Currency Composition of Significant Balance Sheet Components—Current Value Basis

At June 30, 2004

Others
1%
2%
2%
1%
JPY
5%
1%
4%
2%
EUR
11%
8%
3%
USD
60%
20%
63%
17%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Assets
Liabilities & Equity
Loans
77%
Borrowings & Other
76%
Investments & Other
23%
Equity
24%
100%
100%

At June 30, 2003

Others
JPY
EUR
USD
1%
2%
2%
1%
5%
1%
4%
2%
11%
8%
3%
63%
17%
64%
16%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Assets
Liabilities & Equity
Loans
80%
Investments & Other
20%
100%
Borrowings & Other
77%
Equity
23%
100%

Liquidity Risk

        Liquidity risk arises from the general funding needs of IBRD's activities and in the management of its assets and liabilities. For a discussion on how liquidity is managed, please refer to Section 4—Liquidity Management.

Operational Risk

        Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events, and includes business disruption and system failure, transaction processing failures and failures in execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operational risks.

        IBRD attempts to mitigate operational risk by maintaining a system of internal control that is designed to keep that risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates. Since 1996, IBRD has used a COSO(a)-based integrated internal control framework.

(a)
In 1992, the Committee of Sponsoring Organizations of the Treadway Commission (COSO) issued its Internal Control-Integrated Framework, which provided a common definition of internal control and guidance on judging its effectiveness.

        During FY 2004, IBRD implemented an enhanced framework for operational risk management for its finance activities. This framework which was implemented in conjunction with operational units involves the following core steps:

  •
  Key operational risks and mitigating controls are identified and documented based on a business process review of key activities within finance. This review is undertaken using a combination of tools including business process maps and tailored risk and control categories which are applied consistently across finance.

  •
  Operational risks are quantified based on likelihood of occurrence and the resulting financial impact using probability and severity parameters.

  •
  The design and operating effectiveness of controls are evaluated using self assessment workshops, independent quality assurance reviews and annual internal representation letters from business unit managers.

  •
  Action plans are developed for issues identified and followed up on a periodic basis.

  •
  Key risks and control weaknesses are evaluated on an annual basis by an internal panel. The panel evaluates and categorizes these to determine if they pose a threat to management's ability to make a positive assertion on the adequacy of internal controls surrounding IBRD's external financial reporting.

  •
  The results of the work undertaken to evaluate the effectiveness of internal controls over financial reporting are reported to the Audit Committee through an annual report.

  •
  Operational risk data is captured in a database to facilitate reporting and sharing of information with business unit managers and senior management.

  •
  On a periodic basis, operational risks and controls are assessed and reviewed to monitor significant changes.

Internal Control over Financial Reporting

        Management has carried out an evaluation of internal control over external financial reporting for the purpose of determining if there were any changes made in internal controls during the fiscal year covered by this report, that had materially affected, or would be reasonably likely to materially affect IBRD's internal control over external financial reporting. As of June 30, 2004 no such significant changes occurred.

        Annually IBRD's management has made an assertion that, as of June 30 of each fiscal year since 1997, its system of internal control over its external financial reporting has met the criteria for effective internal control over external financial reporting as described in COSO. Since FY 1997, IBRD's external auditors have provided an attestation report that management's assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

Disclosure Controls and Procedures

        Disclosure controls and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure by IBRD. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, the President and the Managing Director and Chief Financial Officer have concluded that these controls and procedures were effective as of June 30, 2004.

7.     CRITICAL ACCOUNTING POLICIES

        The Notes to IBRD's financial statements contain a summary of IBRD's significant accounting policies. The following is a description of those accounting policies which involve significant management judgments that are difficult, complex or subjective and relate to matters that are inherently uncertain.

Provision for Losses on Loans and Guarantees

        IBRD's accumulated provision for losses on loans and guarantees reflects probable losses in its nonaccrual and accrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First the total loan portfolio is segregated into the accrual and nonaccrual portfolios. In both portfolios, the exposure for each country (defined as loans outstanding plus the present value of guarantees) is then assigned a credit risk rating. Each risk rating is mapped to an expected default probability using IBRD's credit migration matrix. The provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default.

        The determination of borrowers' rating is based on both quantitative and qualitative analyses of various factors, which include political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks and corporate sector debt and other vulnerabilities. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers' creditworthiness.

        The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD's total loans. The accumulated provision for losses on guarantees is included in other liabilities. Increases or decreases in the accumulated provision for losses on loans and guarantees are reported in the Statement of Income as provision for losses on loans and guarantees.

        Additional information on IBRD's provisioning policy and the status of nonaccrual loans can be found in the Notes to Financial Statements—Notes A and D.

Fair Value of Financial Instruments

        Under the current value basis of reporting, IBRD carries all of its financial assets and liabilities at estimated values. Under the reported basis, IBRD carries its investments and derivatives, as defined by FAS 133, on a fair value basis. These derivatives include certain features in debt instruments that, for accounting purposes, are separately valued and accounted for as either assets or liabilities. When possible, fair value is determined by quoted market prices. If quoted market prices are not available, then fair value is based on discounted cash flow models using market estimates of cash flows and discount rates.

        All the financial models used for input to IBRD's financial statements are subject to both internal and external verification and review by qualified personnel. These models use market sourced inputs, such as interest rate yield curves, exchange rates, and option volatilities. Selection of these inputs may involve some judgment. Imprecision in estimating these factors, and changes in assumptions, can impact net income and IBRD's financial position as reported in the balance sheet.

        IBRD believes its estimates of fair value are reasonable given its processes for obtaining external prices and parameters; ensuring that valuation models are reviewed and validated both internally and externally; and applying its approach consistently from period to period.

8.     RESULTS OF OPERATIONS

        In FY 2004, operating income declined to $1,696 million as releases of provisions contributed less than in FY 2003 and net interest income narrowed. Reported income was negative, a net loss of $2,404 million in FY 2004. This reflects IBRD's application of FAS 133 and the sharp increase in reference market rates. For more details please refer to FAS 133 Adjustments.

Interest Rate Environment

        During FY 2004, short-term market interest rates increased, compared with a decline throughout FY 2003. The increase in rates occurred predominantly in the fourth quarter of FY 2004. However, the average markets rates for FY 2004 were lower than the average rates in FY 2003. Figure 10 illustrates these movements.

Figure 10: Six Month LIBOR Interest Rates—U.S. Dollar

Operating Income

        IBRD's operating income can be seen as broadly comprising a spread on earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. Table 16 shows a breakdown of IBRD's net income.

FY 2004 versus FY 2003

        FY 2004 operating income was $1,696 million, $1,325 million lower than for FY 2003. The main reasons for the decrease in operating income were reductions in the release of provision for losses on loans and guarantees and in loan interest income, net of funding costs.

        During FY 2004, provisioning requirements were reduced by $665 million due to a net improvement in borrowers' risk ratings, and negative net disbursements, including $4,614 million of loan prepayments.

        During FY 2003 the overall reduction in provision for losses on loans and guarantees amounted to $1,300 million, resulting from the following factors. The provisioning requirements were reduced by $709 million due primarily to a net improvement in borrowers' risk ratings, and to a lesser extent due to changes in the size and distribution of the portfolio including negative net disbursements (of which prepayments were $6,972 million). In addition, the provisioning requirements for BiH and SAM were reassessed in FY 2003, resulting in an additional $591 million being taken into income (see Section 6—Financial Risk Management).

FY 2003 versus FY 2002

        FY 2003 operating income was $3,021 million, $1,097 million higher than in FY 2002. The majority of this increase was due to a reduction in the provision for loan loss expense of $1,300 million, as discussed above.

Net Interest Income

FY 2004 versus FY 2003

        Loan interest income, net of funding costs, decreased by $560 million largely due to lower returns on the equity funded component of loans, as a result of both the lower lending rates of the cost pass-through loan products and the effect of lower market interest rates. Lower average loan balances, particularly in higher-yielding loan products, as well as lower margins from cost pass-through products, also contributed to the decline in net interest income. The margins for cost pass-through products in FY 2003 were high, in part reflecting the effect of favorable interest rate repricing lags in a falling interest rate environment as well as significant prepayment premium income (see also FY 2003 versus FY 2002).

Table 16: Net Income

In millions of U.S. dollars
	FY 2004	FY 2003	FY 2002
Loan interest income, net of funding costs
Debt funded	$628	$936	$848
Equity funded	1,231	1,483	1,714

Total loan interest income, net of funding costs	1,859	2,419	2,562
Other loan income	37	111	98
Release of Provision for losses on loans and guarantees	665	1,300	15
Investment income, net of funding costs	22	36	32
Net noninterest expense	(887)	(845)	(783)

Operating Income	1,696	3,021	1,924
Effects of applying FAS 133	(4,100)	2,323	854

Net (Loss) Income—Reported Basis	$(2,404)	$5,344	$2,778

FY 2003 versus FY 2002

        Loan interest income, net of funding costs, decreased by $143 million due primarily to lower returns on the equity funded component of loans, and lower average loan balances, offset partially by the interest rate repricing lag inherent in the cost pass-through loans in a falling interest rate environment. Interest income was also affected by an increase in prepayment premiums.

Net Noninterest Expense

        The main components of net noninterest expense are presented in Table 17.

FY 2004 versus FY 2003

        Net noninterest expense increased by $42 million primarily due to a $50 million increase in other administrative expenses and a $31 million increase in staff costs and operational travel. This was offset by a $33 million increase in service fee revenues and other net income.

FY 2003 versus FY 2002

        Net noninterest expense increased by $62 million primarily due to a $134 million increase in pension and other postretirement benefit costs. This was offset by a $55 million decrease in other administrative expenses and a $23 million increase in service fee revenues. The increase in pension and other postretirement benefits costs was primarily due to changes in the underlying actuarial assumptions and a decrease in the value of the pension assets during FY 2002.

FAS 133 Adjustments

        As discussed earlier, IBRD has marked all derivative instruments, as defined by FAS 133, to market. IBRD generally uses derivatives to modify fixed-rate U.S. dollar and non-U.S. dollar borrowings to variable-rate U.S. dollar borrowings. When IBRD borrows in currencies that are not needed for lending, to take advantage of the arbitrage opportunities which may exist, it immediately swaps the borrowings into the needed currencies.

        During FY 2004, the effects of applying FAS 133 were negative $4,100 million compared to positive $2,323 million for FY 2003. This negative impact in the effects of applying FAS 133 was due primarily to a significant rise in the interest rates for certain currencies in FY 2004 as compared to FY 2003. This increase in interest rates caused a significant decrease in the value of the liability swaps. These swaps are financially equivalent to fixed-rate assets. While economically this decrease in the value of liability swaps has been offset by a corresponding decrease in the value of the fixed-rate borrowings, IBRD's application of FAS 133 requires that only derivative instruments be marked to market.

In millions of U.S. dollars
	FY 2004	FY 2003	FY 2002
Gross Administrative Expenses
Staff Costs	$422	$406	$428
Consultant Fees	83	78	86
Operational Travel	101	86	91
Pension and other postretirement benefits	47	58	17
Other Expenses	460	410	430

Total Gross Administrative Expenses	1,113	1,038	1,052
Less: Contribution to Special Programs	179	156	176

Total Net Administrative Expenses	934	882	876
Contribution to Special Programs	179	156	176
Service Fee Revenues	(196)	(178)	(155)
Income from Staff Retirement Plan and other post retirement benefit plans	—	—	(93)
Net Other Income	(30)	(15)	(21)

Total Net Noninterest Expense	$887	$845	$783

        For management reporting purposes, IBRD has prepared the Current Value financial statements in Table 2. IBRD believes that these statements make fully evident the risk management strategy that IBRD employs. During FY 2004, the effects of the current value adjustments were negative $513 million as compared to positive $394 million for FY 2003. This movement can be explained by the upward shift in IBRD's U.S. dollar funding curve in FY 2004 as compared to FY 2003 (see Figure 11 for U.S. dollars).

Figure 11: IBRD's U.S. Dollar Funding Curve

9.     GOVERNANCE

General Governance

Board Membership

        In accordance with its Articles of Agreement, members of IBRD's Board of Executive Directors are appointed or elected by their member governments. These Executive Directors are neither officers nor staff of IBRD. The President is the only management member of the Board of Executive Directors, serving as a non-voting member and as Chairman of the Board. The Executive Directors have established several Committees including:

  •
  Committee on Development Effectiveness

  •
  Audit Committee

  •
  Budget Committee

  •
  Personnel Committee

  •
  Ethics Committee

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  Committee on Governance and Administrative Matters

        The Executive Directors and their Committees function in continuous session at the principal offices of IBRD, as business requires. Each Committee's terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board of Executive Directors in discharging its responsibilities.

Audit Committee

Membership

        The Audit Committee consists of eight members of the Board of Executive Directors. Membership on the Committee is determined by the Board of Executive Directors, based upon nominations by the Chairman of the Board, following informal consultation with the Executive Directors. In addition, membership of the Committee is expected to reflect the economic and geographic diversity of IBRD's member countries. Other relevant selection criteria include seniority, continuity and relevant experience. Generally, Committee members are appointed for a two year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any member of the Board who may wish to attend, and non-Committee members of the Board may participate in the discussion. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board of Executive Directors, with respect to discussions held in the Audit Committee.

Key Responsibilities

        The Audit Committee is appointed by the Board to assist it in the oversight and assessment of IBRD's finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board the appointment, of the external auditor, as well as monitoring the independence of the external auditor and meeting with it in executive session. The Audit Committee participates in oversight of the internal audit function, including reviewing the responsibilities, staffing and the effectiveness of internal audit. The Committee also reviews the annual internal audit plan and meets with the Auditor General in executive session. In the execution of its role, the Committee discusses with management, the external auditors, and the internal auditors, financial issues and policies which have a bearing on the institution's financial position and risk-bearing capacity. The Audit Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and revised its terms of reference in FY 2004.

Communications

        The Audit Committee communicates regularly with the full Board through distribution of the following:

  •
  The minutes of its meetings.

  •
  Reports of the Audit Committee prepared by the Chairman, which document discussions held. These Reports are distributed to the Executive Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IBRD.

  •
  "Statement(s) of the Chairman" and statements issued by other members of the Committee.

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  The Annual Report to the Board of Executive Directors, which provides an overview of the main issues addressed by the Committee over the year.

        The Audit Committee's communications with the external auditor are described in the Auditor Independence section.

Executive Sessions

        Members of the Committee may convene in executive session at any time, without management present. Under the Committee's terms of reference, it meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

        Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Executive Directors have complete access to management. The Audit Committee reviews and discusses with management the quarterly and annual financial statements. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends them for approval to the Board of Executive Directors.

        The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Code of Ethics

        IBRD strives to foster and maintain a positive work environment that supports the ethical behavior of its staff. To facilitate this effort, IBRD has in place a Code of Professional Ethics—Living our Values. The Code applies to all staff (including managers, consultants, and temporary employees) worldwide.

        This Code is available in nine languages on IBRD's website, www.worldbank.org. Staff relations, conflicts of interest, and operational issues, including the accuracy of books and records, are key elements of the Code.

        In addition to the Code, an essential element of appropriate conduct is compliance with the obligations embodied in the Principles of Staff Employment, Staff Rules, and Administrative Rules, the violation of which may result in disciplinary actions. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

        Guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with IBRD's ethical goals. In support of its efforts on ethics, IBRD offers a variety of methods for informing staff of these resources. Many of these efforts are headed by the following groups:

  •
  The Office of Ethics and Business Conduct provides leadership, management and oversight for IBRD's ethics infrastructure including the Ethics HelpLine, a consolidated conflicts of interest disclosure/resolution system, financial disclosure, ongoing training to both internal and external audiences, and communication resources.

  •
  The Department of Institutional Integrity is charged with investigating allegations of fraud and corruption in IBRD-funded projects worldwide. The Department also investigates allegations of misconduct by IBRD staff, and trains and educates staff and clients in detecting and reporting fraud and corruption in IBRD-funded projects. The Department reports directly to the President and is composed of professionals from a range of disciplines including financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and IBRD staff with operational experience.

        IBRD has in place procedures for the receipt, retention and treatment of complaints received regarding accounting, internal control and auditing matters.

        IBRD offers both the Ethics HelpLine, as well as a Fraud and Corruption hotline run by an outside firm staffed by trained specialists. This third-party service offers numerous methods of communication in addition to a toll free hotline in countries where access to telecommunications may be limited. In addition there are other methods by which the Department of Institutional Integrity may receive allegations, including directly by email, anonymously, or through confidential submission through its website, as well as the postal service and telephone.

Auditor Independence

        In February 2003, the Board of Executive Directors adopted a set of principles applicable to the appointment of the external auditor for IBRD. Key features of those principles include:

  •
  Prohibition of the external auditor from the provision of all non audit-related services.

  •
  All audit-related services must be preapproved on a case-by-case basis by the Board of Executive Directors, upon recommendation of the Audit Committee.

  •
  Mandatory rebidding of the external audit contract every five years.

  •
  Prohibition of any firm serving as external auditors for more than two consecutive five-year terms.

  •
  Mandatory rotation of the senior partner after five years.

  •
  An evaluation of the performance of the external auditor at the mid-point of the five year term.

        In FY 2004, IBRD's external auditor, Deloitte and Touche, began a new five-year term and will have served 11 years as auditor upon completion of that term, pursuant to a one-time grandfathered exemption from the above-referenced ten-year limit. Even within a five-year term the service of the external auditors is subject to recommendation by the Audit Committee for annual reappointment and approval of a resolution by the Board of Executive Directors.

        As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IBRD's auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards and International Standards on Auditing. In keeping with these standards, significant formal communications include:

  •
  Quarterly and annual financial statement reporting.

  •
  Annual appointment of the external auditors.

  •
  Presentation of the external audit plan.

  •
  Presentation of control recommendations and discussion of the COSO attestation and report.

  •
  Presentation of a statement regarding independence.

        In addition to Committee meetings, individual members of the Audit Committee have independent access to the external auditor.

10.   RECONCILIATION OF PRIOR YEAR CURRENT VALUE FINANCIAL STATEMENTS TO REPORTED BASIS

        IBRD's Condensed Current Value Balance Sheet at June 30, 2003 is presented, with a reconciliation to the reported basis, in Table 18 below. Similarly, IBRD's Condensed Current Value Comprehensive Statement of Income for the year ended June 30, 2003 is presented, with a reconciliation to the reported basis, in Table 19.

Table 18: Condensed Current Value Balance Sheet at June 30, 2003

In millions of U.S. dollars
	June 30, 2003
	Reported Basis	Reversal of FAS 133 Effects	Current Value Adjustments	Current Basis Value
Cash	$1,929			$1,929
Investments	28,128	—		28,128
Loans Outstanding	116,240	—	$6,353	122,593
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(4,478)	—	—	(4,478)
Swaps Receivable
Investments	10,301	—	—	10,301
Borrowings	70,316	$(7,084)	7,084	70,316
Other Asset/Liability	726	—	—	726
Other Assets	7,190	—	(455)	6,735

Total Assets	$230,352	$(7,084)	$12,982	$236,250

Borrowings	$108,554	$(1,559)	$9,700	$116,695
Swaps Payable
Investments	11,862	—	—	11,862
Borrowings	64,779	(1,875)	1,875	64,779
Other Asset/Liability	810	1	(1)	810
Other Liabilities	6,429	—	—	6,429

Total Liabilities	192,434	(3,433)	11,574	200,575
Paid in Capital Stock	11,478	—	—	11,478
Retained Earnings and Other Equity	26,440	(3,651)	1,408	24,197

Total Liabilities and Equity	$230,352	$(7,084)	$12,982	$236,250

Table 19: Condensed Current Value Comprehensive Statement of Income for the year ended June 30, 2003

In millions of U.S. dollars
	FY 2003
	Reported Comprehensive Basis	Adjustments to Current Value	Current Value Comprehensive Basis
Income from Loans	$5,742		$5,742
Income from Investments, net	418	$21	439
Other Income	202	—	202

Total Income	6,362	21	6,383

Borrowing Expenses	3,594	—	3,594
Administrative Expenses	1,038	—	1,038
Release of Provision for Losses on Loans and Guarantees	(1,300)	1,300	—
Other Expenses	9	—	9

Total Expenses	3,341	1,300	4,641

Operating Income	3,021	(1,279)	1,742
Current Value Adjustments	—	394	394
Release of Provision for Losses on Loans and Guarantees—Current Value	—	1,300	1,300
Effects of applying FAS 133	2,323	(2,323)	—

Net Income	$5,344	$(1,908)	$3,436

GLOSSARY OF TERMS

        Asset-backed Securities:    Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

        Currency Swaps (including Currency Forward Contracts):    Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

        Equity-to-Loans Ratio:    This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with applying the provisions of FAS 133) and the proposed transfer from unallocated net income to general reserves divided by the sum of loans outstanding, the present value of guarantees, net of the accumulated provision for losses on loans and guarantees and deferred loan income.

        Failed Trades:    Failed trades are securities transactions that do not settle on the contractual settlement date.

        FAS 133:    FAS 133 refers collectively to the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as the derivative accounting requirements of International Accounting Standard (IAS) 39 (Revised), "Financial Instruments: Recognition and Measurement".

        Forward Starting Swaps:    A forward starting swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

        Futures:    Futures are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

        Government and Agency Obligations:    These obligations include marketable bonds, notes and other obligations issued by governments.

        Hedging:    Hedging is a risk management technique of entering into offsetting commitments to eliminate or minimize the impact of adverse movements in value or cash flow of the underlying.

        Interest Rate Swaps:    Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

        LIBOR:    London interbank offered rate.

        Maintenance of Value:    Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

        Net Disbursements:    Loan disbursements net of repayments and prepayments.

        New Loans:    Loans for which the invitation to negotiate was issued on or after July 31, 1998.

        Old Loans:    Loans for which the invitation to negotiate was issued prior to July 31, 1998.

        Options:    Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

        Repurchase and Resale Agreements and Securities Loans:    Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

        Return on Equity:    This return is computed as net income divided by the average equity balance during the year.

        Risk-bearing Capacity:    The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

        Short Sales:    Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

        Statutory Lending Limit:    Under IBRD's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

        Swaptions:    A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

        Time Deposits:    Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS
JUNE 30, 2004

MANAGEMENT'S REPORT REGARDING EFFECTIVENESS OF
INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING

[THE WORLD BANK LETTERHEAD]

Management's Report Regarding Effectiveness of
Internal Controls Over External Financial Reporting

August 3, 2004

        The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in the accompanying Management's Discussion and Analysis. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards and, as such, include amounts based on informed judgments and estimates made by management.

        The financial statements have been audited by an independent accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Executive Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate. The independent auditors' report accompanies the audited financial statements.

        Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with both accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external financial statements.

        There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

        IBRD assessed its internal control over external financial reporting for financial presentations in conformity with both accounting principles generally accepted in the United States of America and International Financial Reporting Standards as of June 30, 2004. This assessment was based on the criteria for effective internal control over external financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with both accounting principles generally accepted in the United States of America and International Financial Reporting Standards, as of June 30, 2004. The independent accounting firm that audited the financial statements has issued an attestation report on Management's assessment of IBRD's internal control over external financial reporting.

        The Board of Executive Directors of IBRD has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD's management. The Audit Committee is responsible for recommending to the Board of Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD's reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

/s/ JAMES D. WOLFENSOHN
James D. Wolfensohn President
/s/ JEFFREY A. GOLDSTEIN
Jeffrey A. Goldstein Managing Director and Chief Financial Officer
/s/ FAYEZUL H. CHOUDHURY Fayezul H. Choudhury Vice President and Controller		/s/ CHARLES A. MCDONOUGH Charles A. McDonough Director, Accounting Department

REPORT OF INDEPENDENT ACCOUNTANTS ON
MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS
OF INTERNAL CONTROLS OVER EXTERNAL FINANCIAL

[DELOITTE LETTERHEAD]

President and Board of Governors
International Bank for Reconstruction and Development

        We have examined management's assertion, included in the accompanying Management's Report Regarding Effectiveness of Internal Controls Over External Financial Reporting, that the International Bank for Reconstruction and Development maintained effective internal control over external financial reporting presented in conformity with both accounting principles generally accepted in the United States of America and International Financial Reporting Standards as of June 30, 2004, based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO report). Management is responsible for maintaining effective internal control over external financial reporting. Our responsibility is to express an opinion on management's assertion based on our examination.

        Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control over financial reporting, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

        Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over external financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, management's assertion that the International Bank for Reconstruction and Development maintained effective internal control over external financial reporting presented in conformity with both accounting principles generally accepted in the United States of America and International Financial Reporting Standards as of June 30, 2004, is fairly stated, in all material respects, based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/  DELOITTE & TOUCHE LLP

August 3, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

[DELOITTE LETTERHEAD]

President and Board of Governors
International Bank for Reconstruction and Development

        We have audited the accompanying balance sheets of the International Bank for Reconstruction and Development as of June 30, 2004 and 2003, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2004, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the three fiscal years in the period ended June 30, 2004. These financial statements are the responsibility of the International Bank for Reconstruction and Development's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Bank for Reconstruction and Development as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America and International Financial Reporting Standards.

/s/  DELOITTE & TOUCHE LLP

August 3, 2004

BALANCE SHEET

June 30, 2004 and June 30, 2003

Expressed in millions of U.S. dollars

	2004	2003
Assets
Due from Banks
Unrestricted currencies	$1,138	$1,259
Currencies subject to restrictions—Note B	665	670

	1,803	1,929

Investments—Trading (including securities transferred under repurchase or security lending agreements of $nil million—June 30, 2004; $153 million—June 30, 2003)—Notes C and G	31,146	27,916
Securities Purchased Under Resale Agreements—Note C	840	212
Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital	1,790	1,794
Receivable from Currency and Interest Rate Swaps
Investments—Notes C and G	12,476	10,301
Loans—Notes D and G	90	—
Borrowings—Notes E and G	69,548	70,316
Other Asset/Liability—Notes F and G	908	726

	83,022	81,343

Receivable to Maintain Value of Currency Holdings on Account of Subscribed Capital	113	166
Other Receivables
Receivable from investment securities traded	152	275
Accrued income on loans	918	1,248

	1,070	1,523

Loans Outstanding (see Summary Statement of Loans, Notes D and G)
Total loans	141,738	149,271
Less undisbursed balance	32,128	33,031

Loans outstanding	109,610	116,240
Less:
Accumulated provision for loan losses	3,505	4,045
Deferred loan income	479	433

Net loans outstanding	105,626	111,762

Other Assets
Unamortized issuance costs of borrowings	436	455
Prepaid pension cost—Note K	2,074	2,014
Premises and equipment (net)	706	730
Miscellaneous	587	508

	3,803	3,707

Total assets	$229,213	$230,352

	2004	2003
Liabilities
Borrowings—Notes E and G
Short-term	$3,146	$3,432
Medium- and long-term	104,920	105,122

	108,066	108,554

Securities Sold Under Repurchase Agreements, Securities Lent Under Securities Lending Agreements, and Payable for Cash Collateral Received—Note C	—	153
Payable for Currency and Interest Rate Swaps
Investments—Notes C and G	14,284	11,862
Loans—Notes D and G	93	—
Borrowings—Notes E and G	64,777	64,779
Other Asset/Liability—Notes F and G	1,077	810

	80,231	77,451

Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital	92	64
Other Liabilities
Payable for investment securities purchased	342	1,328
Accrued charges on borrowings	1,460	1,633
Payable for transfers approved by the Board of Governors—Note H	1,748	1,474
Liabilities under other postretirement benefits plans—Note K	169	157
Accounts payable and miscellaneous liabilities—Notes D and K	1,642	1,620

	5,361	6,212

Total liabilities	193,750	192,434

Equity
Capital Stock (see Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (1,581,724 shares—June 30, 2004 and June 30, 2003) Subscribed capital (1,572,661 shares—June 30, 2004; 1,571,412 shares—June 30, 2003)	189,718	189,567
Less uncalled portion of subscriptions	178,235	178,089

	11,483	11,478
Amounts to Maintain Value of Currency Holdings—Note B	(73)	(331)
Retained Earnings (see Statement of Changes in Retained Earnings, Note H)	23,982	27,031
Accumulated Other Comprehensive Income (Loss)—Note M	71	(260)

Total equity	35,463	37,918

Total liabilities and equity	$229,213	$230,352

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF INCOME

For the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002

Expressed in millions of U.S. dollars

	2004	2003	2002
Income
Loans—Note D
Interest	$4,328	$5,659	$6,779
Commitment charges	75	83	82
Investments—Trading—Note C
Interest	339	428	747
Net losses	(35)	(10)	(9)
Staff Retirement Plan and other postretirement benefit plans—Note K	—	—	93
Other—Notes I and J	235	202	184

Total income	4,942	6,362	7,876

Expenses
Borrowings—Note E
Interest	2,708	3,509	4,797
Amortization of issuance and other borrowing costs	81	85	110
Administrative—Notes I, J and K	934	882	876
Contributions to special programs—Note I	179	156	176
Release of provision for losses on loans and guarantees—Note D	(665)	(1,300)	(15)
Other	9	9	8

Total expenses	3,246	3,341	5,952

Operating Income	1,696	3,021	1,924
Effects of applying FAS 133—Note N	(4,100)	2,323	854

Net (Loss) Income	$(2,404)	$5,344	$2,778

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF COMPREHENSIVE INCOME

For the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002

Expressed in millions of U.S. dollars

	2004	2003	2002
Net (loss) income	$(2,404)	$5,344	$2,778
Other comprehensive income—Note M
Reclassification of FAS 133 transition adjustment to net income	(2)	(117)	(128)
Currency translation adjustments	333	606	224

Total other comprehensive income	331	489	96

Comprehensive (loss) income	$(2,073)	$5,833	$2,874

STATEMENT OF CHANGES IN RETAINED EARNINGS

For the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002

Expressed in millions of U.S. dollars

	2004	2003	2002
Retained earnings at beginning of the fiscal year	$27,031	$22,227	$19,851
Transfers approved by the Board of Governors—Note H
International Development Association	(300)	(300)	(302)
Heavily Indebted Poor Countries Debt Initiative Trust Fund	(240)	(240)	(100)
Trust Fund for Gaza and West Bank	(80)	—	—
Low-Income Countries Under Stress Implementation Trust Fund	(25)	—	—
Net (loss) income for the fiscal year	(2,404)	5,344	2,778

Retained earnings at end of the fiscal year	$23,982	$27,031	$22,227

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF CASH FLOWS

For the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002

Expressed in millions of U.S. dollars

	2004	2003	2002
Cash flows from investing activities
Loans
Disbursements	$(10,024)	$(11,809)	$(11,154)
Principal repayments	13,903	12,945	10,745
Principal prepayments	4,614	6,972	1,323
Loan origination fees received	8	8	7

Net cash provided by investing activities	8,501	8,116	921

Cash flows from financing activities
Medium- and long-term borrowings
New issues	12,062	17,246	22,803
Retirements	(16,325)	(24,136)	(21,691)
Net short-term borrowings	(311)	(1,525)	(2,112)
Net currency and interest rate swaps—Borrowings	(1,109)	357	(656)
Payments for transfers approved by the Board of Governors
International Development Association	(55)	(300)	(2)
Debt Reduction Facility for IDA-Only Countries	(17)	—	(3)
Trust Fund for Gaza and West Bank	(80)	(13)	—
Heavily Indebted Poor Countries Debt Initiative Trust Fund	(240)	(240)	(100)
Low-Income Countries Under Stress Implementation Trust Fund	(25)	—	—
Net capital stock transactions	84	59	75

Net cash used in financing activities	(6,016)	(8,552)	(1,686)

Cash flows from operating activities
Net (loss) income	(2,404)	5,344	2,778
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Effects of applying FAS 133	4,100	(2,323)	(854)
Depreciation and amortization	757	585	124
Income for Staff Retirement Plan and other postretirement benefit plans	—	—	(93)
Release of provision for losses on loans and guarantees	(665)	(1,300)	(15)
Changes in other assets and liabilities
Decrease in accrued income on loans	343	413	400
Increase in miscellaneous assets	(151)	(116)	(7)
Decrease in accrued charges on borrowings	(181)	(709)	(947)
Decrease in accounts payable and miscellaneous liabilities	—	(16)	(62)

Net cash provided by operating activities	1,799	1,878	1,324

Effect of exchange rate changes on unrestricted cash and liquid investments	222	122	90

Net increase in unrestricted cash and liquid investments	4,506	1,564	649
Unrestricted cash and liquid investments at beginning of the fiscal year	26,620	25,056	24,407

Unrestricted cash and liquid investments at end of the fiscal year	$31,126	$26,620	$25,056

Composition of unrestricted cash and liquid investments:
Investments—Trading	$31,146	$27,916	$24,256
Unrestricted currencies	1,138	1,259	415
Net payable for investment securities traded/purchased—Trading	(190)	(1,053)	(548)
Net payable from currency and interest rate swaps—Investments	(1,808)	(1,561)	(887)
Net receivable from securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	840	59	1,820

	$31,126	$26,620	$25,056

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$1,778	$2,647	$2,736
Borrowings	4,095	4,922	4,093
Currency and interest rate swaps—Borrowings	(2,866)	(3,194)	(2,230)
Capitalized loan origination fees included in total loans	85	112	102
Capitalized interest and charges related to loans for which Serbia and Montenegro undertook responsibility	—	—	799

The Notes to Financial Statements are an integral part of these Statements.

SUMMARY STATEMENT OF LOANS

June 30, 2004

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective(a)	Uudisbursed balance of effective loans(b)	Loans outstanding	Percentage of total loans outstanding
Algeria	$1,316	$—	$328	$988	0.90%
Argentina	9,588	836	1,201	7,551	6.89
Armenia	7	—	—	7	0.01
Bangladesh	4	—	—	4	*
Barbados	21	—	10	11	0.01
Belarus	96	—	20	76	0.07
Belize	42	—	2	40	0.04
Bolivia	15	15	—	—	*
Bosnia and Herzegovina	524	—	—	524	0.48
Botswana	4	—	—	4	*
Brazil	11,140	774	1,994	8,372	7.64
Bulgaria	1,633	150	234	1,249	1.14
Cameroon	132	—	1	131	0.12
Chad	40	—	7	33	0.03
Chile	582	—	174	408	0.37
China	15,835	952	4,155	10,728	9.79
Colombia	3,974	280	511	3,183	2.90
Costa Rica	105	—	31	74	0.07
Côte d'Ivoire	444	—	—	444	0.41
Croatia	1,123	49	289	785	0.72
Cyprus	11	—	—	11	0.01
Czech Republic	55	—	—	55	0.05
Dominica	5	—	1	4	*
Dominican Republic	571	50	131	390	0.36
Ecuador	1,023	54	109	860	0.78
Egypt, Arab Republic of	1,043	347	191	505	0.46
El Salvador	559	—	199	360	0.33
Estonia	46	—	—	46	0.04
Fiji	10	—	—	10	0.01
Gabon	42	—	2	40	0.04
Ghana	3	—	—	3	*
Grenada	17	—	11	6	0.01
Guatemala	784	80	277	427	0.39
Honduras	77	—	—	77	0.07
Hungary	244	—	13	231	0.21
India	7,950	40	3,573	4,337	3.96
Indonesia	10,395	497	685	9,213	8.40
Iran, Islamic Republic of	1,069	359	373	337	0.31
Iraq	49	—	—	49	0.04
Jamaica	550	—	97	453	0.41
Jordan	1,186	38	169	979	0.89
Kazakhstan	1,453	—	208	1,245	1.14
Kenya	2	—	—	2	*

Korea, Republic of	3,956	—	—	3,956	3.61
Latvia	205	—	27	178	0.16
Lebanon	668	—	294	374	0.34
Lesotho	32	—	15	17	0.02
Liberia	151	—	—	151	0.14
Lithuania	327	—	52	275	0.25
Macedonia, former Yugoslav Republic of	261	50	24	187	0.17
Malawi	*	—	—	*	*
Malaysia	697	—	32	665	0.61
Mauritius	87	—	7	80	0.07
Mexico	12,526	608	1,749	10,169	9.28
Moldova	184	—	2	182	0.17
Morocco	2,796	68	190	2,538	2.31
Nigeria	1,079	—	—	1,079	0.98
Pakistan	2,577	—	51	2,526	2.30
Panama	335	—	75	260	0.24
Papua New Guinea	336	—	77	259	0.24
Paraguay	310	24	44	242	0.22
Peru	2,971	57	195	2,719	2.48
Philippines	3,986	60	624	3,302	3.01
Poland	2,881	—	536	2,345	2.14
Romania	3,128	150	737	2,241	2.04
Russian Federation	7,414	261	1,200	5,953	5.43
St. Kitts and Nevis	24	—	11	13	0.01
St. Lucia	23	4	9	10	0.01
St. Vincent and the Grenadines	8	3	4	1	*
Serbia and Montenegro	2,536	—	—	2,536	2.32
Seychelles	3	—	—	3	*
Slovak Republic	477	—	98	379	0.35
Slovenia	72	—	4	68	0.06
South Africa	39	—	20	19	0.02
Sri Lanka	2	—	—	2	*
Swaziland	26	—	5	21	0.02
Tanzania	2	—	—	2	*
Thailand	1,139	—	117	1,022	0.93
Trinidad and Tobago	102	—	24	78	0.07
Tunisia	2,251	37	521	1,693	1.55
Turkey	8,762	1,282	1,826	5,654	5.16
Turkmenistan	36	—	4	32	0.03
Ukraine	2,964	232	544	2,188	2.00
Uruguay	1,119	—	413	706	0.64
Uzbekistan	461	—	163	298	0.27

Venezuela, República Bolivariana de	469	—	81	388	0.35
Zimbabwe	449	—	0	449	0.41

Subtotal(e)	141,640	7,357	24,771	109,512	99.91
Caribbean Development Bank(c)	1	—	—	1	*
International Finance Corporation(d)	97	—	—	97	0.09

Total—June 30, 2004(e)	$141,738	$7,357	$24,771	$109,610	100.00%

Total—June 30, 2003	$149,271	$5,937	$27,094	$116,240

*
Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

(a)
Loans totaling $4,206 million ($4,333 million—June 30, 2003) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $3,151 million ($1,604 million—June 30, 2003) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

(b)
Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $524 million ($579 million—June 30, 2003).

(c)
These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, that are severally liable as guarantors to the extent of sub-loans made in their territories.

(d)
Loans to the International Finance Corporation have a weighted average interest rate of 6.49% and a weighted average maturity of 1.6 years. These loans are not eligible for IBRD's interest waivers.

(e)
May differ from the sum of individual figures shown due to rounding.

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER

June 30, 2004

Expressed in millions of U.S. dollars
	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid in(a)	Amounts subject to call(a)(b)	Number of votes	Percentage of total
Afghanistan	300	0.02%	$36.2	$3.6	$32.6	550	0.03%
Albania	830	0.05	100.1	3.6	96.5	1,080	0.07
Algeria	9,252	0.59	1,116.1	67.1	1,049.0	9,502	0.59
Angola	2,676	0.17	322.8	17.5	305.4	2,926	0.18
Antigua and Barbuda	520	0.03	62.7	1.3	61.5	770	0.05
Argentina	17,911	1.14	2,160.7	132.2	2,028.4	18,161	1.12
Armenia	1,139	0.07	137.4	5.9	131.5	1,389	0.09
Australia	24,464	1.56	2,951.2	181.8	2,769.5	24,714	1.53
Austria	11,063	0.70	1,334.6	80.7	1,253.9	11,313	0.70
Azerbaijan	1,646	0.10	198.6	9.7	188.8	1,896	0.12
Bahamas, The	1,071	0.07	129.2	5.4	123.8	1,321	0.08
Bahrain	1,103	0.07	133.1	5.7	127.4	1,353	0.08
Bangladesh	4,854	0.31	585.6	33.9	551.6	5,104	0.32
Barbados	948	0.06	114.4	4.5	109.9	1,198	0.07
Belarus	3,323	0.21	400.9	22.3	378.5	3,573	0.22
Belgium	28,983	1.84	3,496.4	215.8	3,280.6	29,233	1.81
Belize	586	0.04	70.7	1.8	68.9	836	0.05
Benin	868	0.06	104.7	3.9	100.8	1,118	0.07
Bhutan	479	0.03	57.8	1.0	56.8	729	0.05
Bolivia	1,785	0.11	215.3	10.8	204.5	2,035	0.13
Bosnia and Herzegovina	549	0.03	66.2	5.8	60.4	799	0.05
Botswana	615	0.04	74.2	2.0	72.2	865	0.05
Brazil	33,287	2.12	4,015.6	245.5	3,770.1	33,537	2.07
Brunei Darussalam	2,373	0.15	286.3	15.2	271.1	2,623	0.16
Bulgaria	5,215	0.33	629.1	36.5	592.6	5,465	0.34
Burkina Faso	868	0.06	104.7	3.9	100.8	1,118	0.07
Burundi	716	0.05	86.4	3.0	83.4	966	0.06
Cambodia	214	0.01	25.8	2.6	23.2	464	0.03
Cameroon	1,527	0.10	184.2	9.0	175.2	1,777	0.11
Canada	44,795	2.85	5,403.8	334.9	5,068.9	45,045	2.78
Cape Verde	508	0.03	61.3	1.2	60.1	758	0.05
Central African Republic	862	0.05	104.0	3.9	100.1	1,112	0.07
Chad	862	0.05	104.0	3.9	100.1	1,112	0.07
Chile	6,931	0.44	836.1	49.6	786.6	7,181	0.44
China	44,799	2.85	5,404.3	335.0	5,069.3	45,049	2.78
Colombia	6,352	0.40	766.3	45.2	721.1	6,602	0.41
Comoros	282	0.02	34.0	0.3	33.7	532	0.03
Congo, Democratic Republic of	2,643	0.17	318.8	25.4	293.5	2,893	0.18

Congo, Republic of	927	0.06	111.8	4.3	107.5	1,177	0.07
Costa Rica	233	0.01	28.1	1.9	26.2	483	0.03
Côte d'Ivoire	2,516	0.16	303.5	16.4	287.1	2,766	0.17
Croatia	2,293	0.15	276.6	17.3	259.3	2,543	0.16
Cyprus	1,461	0.09	176.2	8.4	167.9	1,711	0.11
Czech Republic	6,308	0.40	761.0	45.9	715.0	6,558	0.41
Denmark	13,451	0.86	1,622.7	97.8	1,524.9	13,701	0.85
Djibouti	559	0.04	67.4	1.6	65.9	809	0.05
Dominica	504	0.03	60.8	1.1	59.7	754	0.05
Dominican Republic	2,092	0.13	252.4	13.1	239.3	2,342	0.14
Ecuador	2,771	0.18	334.3	18.2	316.1	3,021	0.19
Egypt, Arab Republic of	7,108	0.45	857.5	50.9	806.6	7,358	0.45
El Salvador	141	0.01	17.0	1.7	15.3	391	0.02
Equatorial Guinea	715	0.05	86.3	2.7	83.5	965	0.06
Eritrea	593	0.04	71.5	1.8	69.7	843	0.05
Estonia	923	0.06	111.3	4.3	107.1	1,173	0.07
Ethiopia	978	0.06	118.0	4.7	113.3	1,228	0.08
Fiji	987	0.06	119.1	4.8	114.3	1,237	0.08
Finland	8,560	0.54	1,032.6	61.9	970.8	8,810	0.54
France	69,397	4.41	8,371.7	520.4	7,851.3	69,647	4.30
Gabon	987	0.06	119.1	5.1	113.9	1,237	0.08
Gambia, The	543	0.03	65.5	1.5	64.0	793	0.05
Georgia	1,584	0.10	191.1	9.3	181.8	1,834	0.11
Germany	72,399	4.60	8,733.9	542.9	8,190.9	72,649	4.49
Ghana	1,525	0.10	184.0	12.7	171.2	1,775	0.11
Greece	1,684	0.11	203.1	14.1	189.1	1,934	0.12
Grenada	531	0.03	64.1	1.4	62.7	781	0.05
Guatemala	2,001	0.13	241.4	12.4	229.0	2,251	0.14
Guinea	1,292	0.08	155.9	7.1	148.8	1,542	0.10
Guinea-Bissau	540	0.03	65.1	1.4	63.7	790	0.05
Guyana	1,058	0.07	127.6	5.3	122.3	1,308	0.08
Haiti	1,067	0.07	128.7	5.4	123.3	1,317	0.08
Honduras	641	0.04	77.3	2.3	75.0	891	0.06
Hungary	8,050	0.51	971.1	58.0	913.1	8,300	0.51
Iceland	1,258	0.08	151.8	6.8	144.9	1,508	0.09
India	44,795	2.85	5,403.8	333.7	5,070.1	45,045	2.78
Indonesia	14,981	0.95	1,807.2	110.3	1,697.0	15,231	0.94
Iran, Islamic Republic of	23,686	1.51	2,857.4	175.8	2,681.5	23,936	1.48
Iraq	2,808	0.18	338.7	27.1	311.6	3,058	0.19
Ireland	5,271	0.34	635.9	37.1	598.8	5,521	0.34

Israel	4,750	0.30	573.0	33.2	539.8	5,000	0.31
Italy	44,795	2.85	5,403.8	334.8	5,069.0	45,045	2.78
Jamaica	2,578	0.16	311.0	16.8	294.2	2,828	0.17
Japan	127,000	8.08	15,320.6	944.0	14,376.7	127,250	7.86
Jordan	1,388	0.09	167.4	7.8	159.6	1,638	0.10
Kazakhstan	2,985	0.19	360.1	19.8	340.3	3,235	0.20
Kenya	2,461	0.16	296.9	15.9	281.0	2,711	0.17
Kiribati	465	0.03	56.1	0.9	55.2	715	0.04
Korea, Republic of	15,817	1.01	1,908.1	114.5	1,793.5	16,067	0.99
Kuwait	13,280	0.84	1,602.0	97.4	1,504.6	13,530	0.84
Kyrgyz Republic	1,107	0.07	133.5	5.7	127.9	1,357	0.08
Lao People's Democratic Republic	178	0.01	21.5	1.5	20.0	428	0.03
Latvia	1,384	0.09	167.0	7.8	159.2	1,634	0.10
Lebanon	340	0.02	41.0	1.1	39.9	590	0.04
Lesotho	663	0.04	80.0	2.3	77.6	913	0.06
Liberia	463	0.03	55.9	2.6	53.3	713	0.04
Libya	7,840	0.50	945.8	57.0	888.8	8,090	0.50
Lithuania	1,507	0.10	181.8	8.7	173.1	1,757	0.11
Luxembourg	1,652	0.11	199.3	9.8	189.5	1,902	0.12
Macedonia, former Yugoslav Republic of	427	0.03	51.5	3.2	48.3	677	0.04
Madagascar	1,422	0.09	171.5	8.1	163.5	1,672	0.10
Malawi	1,094	0.07	132.0	5.6	126.4	1,344	0.08
Malaysia	8,244	0.52	994.5	59.5	935.0	8,494	0.52
Maldives	469	0.03	56.6	0.9	55.7	719	0.04
Mali	1,162	0.07	140.2	6.1	134.1	1,412	0.09
Malta	1,074	0.07	129.6	5.4	124.1	1,324	0.08
Marshall Islands	469	0.03	56.6	0.9	55.7	719	0.04
Mauritania	900	0.06	108.6	4.1	104.4	1,150	0.07
Mauritius	1,242	0.08	149.8	6.7	143.1	1,492	0.09
Mexico	18,804	1.20	2,268.4	139.0	2,129.4	19,054	1.18
Micronesia, Federated States of	479	0.03	57.8	1.0	56.8	729	0.05
Moldova	1,368	0.09	165.0	7.6	157.4	1,618	0.10
Mongolia	466	0.03	56.2	2.3	53.9	716	0.04
Morocco	4,973	0.32	599.9	34.8	565.1	5,223	0.32
Mozambique	930	0.06	112.2	4.8	107.4	1,180	0.07
Myanmar	2,484	0.16	299.7	16.1	283.6	2,734	0.17
Namibia	1,523	0.10	183.7	8.8	174.9	1,773	0.11

Nepal	968	0.06	116.8	4.6	112.1	1,218	0.08
Netherlands	35,503	2.26	4,282.9	264.8	4,018.1	35,753	2.21
New Zealand	7,236	0.46	872.9	51.9	821.0	7,486	0.46
Nicaragua	608	0.04	73.3	2.1	71.3	858	0.05
Niger	852	0.05	102.8	3.8	99.0	1,102	0.07
Nigeria	12,655	0.80	1,526.6	92.7	1,433.9	12,905	0.80
Norway	9,982	0.63	1,204.2	72.6	1,131.6	10,232	0.63
Oman	1,561	0.10	188.3	9.1	179.2	1,811	0.11
Pakistan	9,339	0.59	1,126.6	67.8	1,058.9	9,589	0.59
Palau	16	*	1.9	0.2	1.8	266	0.02
Panama	385	0.02	46.4	3.2	43.2	635	0.04
Papua New Guinea	1,294	0.08	156.1	7.1	149.0	1,544	0.10
Paraguay	1,229	0.08	148.3	6.6	141.6	1,479	0.09
Peru	5,331	0.34	643.1	37.5	605.6	5,581	0.34
Philippines	6,844	0.43	825.6	48.9	776.7	7,094	0.44
Poland	10,908	0.69	1,315.9	79.6	1,236.3	11,158	0.69
Portugal	5,460	0.35	658.7	38.5	620.2	5,710	0.35
Qatar	1,096	0.07	132.2	9.0	123.3	1,346	0.08
Romania	4,011	0.26	483.9	30.5	453.4	4,261	0.26
Russian Federation	44,795	2.85	5,403.8	333.9	5,070.0	45,045	2.78
Rwanda	1,046	0.07	126.2	5.2	120.9	1,296	0.08
St. Kitts and Nevis	275	0.02	33.2	0.3	32.9	525	0.03
St. Lucia	552	0.04	66.6	1.5	65.1	802	0.05
St. Vincent and the Grenadines	278	0.02	33.5	0.3	33.2	528	0.03
Samoa	531	0.03	64.1	1.4	62.7	781	0.05
San Marino	595	0.04	71.8	2.5	69.3	845	0.05
São Tomé and Principe	495	0.03	59.7	1.1	58.6	745	0.05
Saudi Arabia	44,795	2.85	5,403.8	335.0	5,068.9	45,045	2.78
Senegal	2,072	0.13	250.0	13.0	237.0	2,322	0.14
Serbia and Montenegro	2,846	0.18	343.3	21.5	321.9	3,096	0.19
Seychelles	263	0.02	31.7	0.2	31.6	513	0.03
Sierra Leone	718	0.05	86.6	3.0	83.6	968	0.06
Singapore	320	0.02	38.6	3.9	34.7	570	0.04
Slovak Republic	3,216	0.20	388.0	23.0	365.0	3,466	0.21
Slovenia	1,261	0.08	152.1	9.5	142.6	1,511	0.09
Solomon Islands	513	0.03	61.9	1.2	60.7	763	0.05
Somalia	552	0.04	66.6	3.3	63.3	802	0.05
South Africa	13,462	0.86	1,624.0	98.8	1,525.2	13,712	0.85
Spain	27,997	1.78	3,377.4	206.8	3,170.6	28,247	1.75
Sri Lanka	3,817	0.24	460.5	26.1	434.3	4,067	0.25

Sudan	850	0.05	102.5	7.2	95.3	1,100	0.07
Suriname	412	0.03	49.7	2.0	47.7	662	0.04
Swaziland	440	0.03	53.1	2.0	51.1	690	0.04
Sweden	14,974	0.95	1,806.4	110.2	1,696.2	15,224	0.94
Switzerland	26,606	1.69	3,209.6	197.2	3,012.4	26,856	1.66
Syrian Arab Republic	2,202	0.14	265.6	14.0	251.7	2,452	0.15
Tajikistan	1,060	0.07	127.9	5.3	122.5	1,310	0.08
Tanzania	1,295	0.08	156.2	10.0	146.2	1,545	0.10
Thailand	6,349	0.40	765.9	45.2	720.7	6,599	0.41
Timor-Leste	517	0.03	62.4	1.9	60.4	767	0.05
Togo	1,105	0.07	133.3	5.7	127.6	1,355	0.08
Tonga	494	0.03	59.6	1.1	58.5	744	0.05
Trinidad and Tobago	2,664	0.17	321.4	17.6	303.7	2,914	0.18
Tunisia	719	0.05	86.7	5.7	81.1	969	0.06
Turkey	8,328	0.53	1,004.6	59.8	944.8	8,578	0.53
Turkmenistan	526	0.03	63.5	2.9	60.5	776	0.05
Uganda	617	0.04	74.4	4.4	70.1	867	0.05
Ukraine	10,908	0.69	1,315.9	79.3	1,236.6	11,158	0.69
United Arab Emirates	2,385	0.15	287.7	22.6	265.1	2,635	0.16
United Kingdom	69,397	4.41	8,371.7	539.5	7,832.2	69,647	4.30
United States	264,969	16.85	31,964.5	1,998.4	29,966.2	265,219	16.39
Uruguay	2,812	0.18	339.2	18.6	320.7	3,062	0.19
Uzbekistan	2,493	0.16	300.7	16.1	284.7	2,743	0.17
Vanuatu	586	0.04	70.7	1.8	68.9	836	0.05
Venezuela, República Bolivariana de	20,361	1.29	2,456.2	150.8	2,305.5	20,611	1.27
Vietnam	968	0.06	116.8	8.1	108.7	1,218	0.08
Yemen, Republic of	2,212	0.14	266.8	14.0	252.8	2,462	0.15
Zambia	2,810	0.18	339.0	20.0	319.0	3,060	0.19
Zimbabwe	3,325	0.21	401.1	22.4	378.7	3,575	0.22

Total—June 30, 2004(b)	1,572,661	100.00%	$189,718	$11,483	$178,235	1,618,661	100.00%

Total—June 30, 2003	1,571,412		$189,567	$11,478	$178,089	1,617,412

*
Indicates amounts less than 0.005 percent.

NOTES

(a)
See Notes to Financial Statements—Note B.

(b)
May differ from the sum of individual figures shown due to rounding.

The Notes to Financial Statements are an integral part of these Statements.

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

        The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliates are disclosed in the notes that follow. IDA's main goal is to reduce poverty through promoting sustainable economic development in the less developed areas of the world included in IDA's membership by providing a combination of grants and financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

        IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP) and with International Financial Reporting Standards (IFRS). On August 3, 2004, the Board of Executive Directors approved these financial statements for issue.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provision for losses on loans and guarantees, the determination of net periodic income from pension and other postretirement benefits plans, and the present value of benefit obligations.

        Certain reclassifications of the prior years' information have been made to conform with the current year's presentation.

        Translation of Currencies:    IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

        IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

        Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income.

        Valuation of Capital Stock:    In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

        Maintenance of Value:    Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of such restricted currencies (see Note B). Maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

        The net MOV amounts relating to restricted currencies out on loan, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included as a component of equity under Amounts to Maintain Value of Currency Holdings. For amounts on loan, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

        Retained Earnings:    Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus and Cumulative FAS 133 Adjustments) and unallocated Net Income.

        The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments—Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

        The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

        The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This Pension Reserve is reduced when pension accounting expenses exceed the actual funding of these plans.

        Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

        The Cumulative FAS 133 Adjustments consist of the effects associated with the application of FAS 133(a) from prior years. At June 30, 2004, this amount includes the one-time cumulative effect of the adoption of FAS 133 on July 1, 2000, the reclassification and amortization of the transition adjustments for prior fiscal years, and the unrealized gains or losses on certain derivative instruments, as defined by FAS 133, for prior fiscal years.

(a)
For the purpose of this document, FAS 133 refers collectively to the Statement of Financial Accounting Standards (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as the derivative accounting requirements of International Accounting Standard (IAS) 39 (Revised), "Financial Instruments: Recognition and Measurement".

        Unallocated Net Income consists of earnings in the current fiscal year. Upon recommendation by the Executive Directors, the Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus to various entities for development purposes consistent with IBRD's Articles of Agreement.

        Loans:    All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

        Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fee amortization is included in Interest under Income from Loans on the income statement.

        It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion.

        In addition, during fiscal years 1996 and 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SAM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY). One component of the financial assistance packages for BiH and SAM was a plan for the clearance of arrears under all loans to the former SFRY for which they undertook responsibility. Under the arrears clearance plans, the accumulated arrears on loans to the former SFRY which were assumed by BiH and SAM were cleared through the issuance of new loans extended by IBRD.

        IBRD's treatment of BiH and SAM was based on criteria approved by the Executive Directors in connection with the financial assistance package for BiH in fiscal year 1996. These criteria limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

        It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

        Guarantees:    IBRD generally provides guarantees of loans undertaken for, or securities issued in support of, projects located within a member country eligible for IBRD loans, as well as loans undertaken or securities issued by entities eligible for IBRD adjustment lending. These financial guarantees are commitments issued by IBRD to guarantee payment performance by a borrower to a third party.

        Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

        For guarantees issued or modified after December 31, 2002, in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", IBRD will record the fair value of the obligation to stand ready, and a corresponding asset in the financial statements. IBRD has not issued or modified any guarantees after December 31, 2002. For guarantees issued prior to January 1, 2003, fee income received from guarantees is deferred and amortized over the period of benefit. In addition, IBRD records a contingent liability for the probable losses related to guarantees outstanding. The provision for losses on guarantees as well as the unamortized balance of the deferred guarantee fee income are included in Accounts Payable and Other Liabilities on the balance sheet.

        Accumulated Provision for Losses on Loans and Guarantees:    Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. IBRD has not written off any of its loans.

        Management determines the appropriate level of accumulated provisions for losses on loans and guarantees on a borrower-by-borrower basis for both the nonaccrual and accrual portfolios at the balance sheet date. The appropriate level of provisions for each borrower is estimated as the sum product of its expected default frequency (or probability of default to IBRD), its loans outstanding (plus the present value of guarantees), and the assumed severity of loss given default.

        The determination of borrowers' ratings is based on both quantitative and qualitative analyses of various factors. IBRD periodically reviews these factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Adjustments to the accumulated provision are recorded as a charge or addition to income.

        Cash and Liquid Investments:    IBRD considers unrestricted cash, as well as financial instruments held in the investment portfolio, as elements of liquidity in the Statement of Cash Flows, since they are readily convertible to known amounts of cash.

        Investments:    Investment securities are classified based on management's intention on the date of purchase, their nature, and IBRD's policies governing the level and use of such investments. At June 30, 2004 and June 30, 2003, all investment securities were held in a trading portfolio. Investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair value, using trade-date accounting. The first-in first-out (FIFO) method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These derivatives are carried at fair value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

        Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received:    Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at historical cost. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to IBRD under the repurchase and security lending arrangements and the securities transferred to counterparties under the resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on IBRD's balance sheet, and securities received under resale agreements are not recorded on IBRD's balance sheet.

        Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital:    Payments on these instruments are due to IBRD upon demand and are held in bank accounts which bear IBRD's name. Accordingly, these instruments are carried and reported at face value as assets on the balance sheet.

        Premises and Equipment:    Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

        Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

        Borrowings:    To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value), adjusted for any unamortized premiums or discounts, and include adjustments for embedded derivatives and fair value hedges that existed at June 30, 2000, as required by FAS 133. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the income statement.

        IBRD uses derivatives in its borrowing and liability management activities. In the borrowing portfolio, derivatives are used to take advantage of cost saving opportunities in non-target currencies in various capital markets. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio, and are carried at fair value in accordance with FAS 133. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement.

        Accounting for Derivatives:    IBRD complies with the derivative accounting requirements of FAS 133. FAS 133 requires that derivative instruments, as defined by these standards, be recorded on the balance sheet at fair value.

        IBRD uses derivative instruments in its investments, loans and borrowings portfolios and for asset/liability management purposes. In applying FAS 133 for the purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in fair value have been recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategies that IBRD employs.

        Valuation of Financial Instruments:    Derivative financial instruments and investment securities are recorded in IBRD's financial statements at fair value. Disclosures related to the fair value of these, and other financial instruments are included in Note O. Fair value is based on market quotations when possible. Financial instruments for which market quotations are not readily available have been valued based on discounted cash flow models using market estimates of cash flows and discount rates. All the financial models used for valuing IBRD's financial instruments are subject to both internal and periodic external verification and review. These models use market sourced inputs such as interest rate yield curves, exchange rates, and option volatilities. Selection of these inputs may involve some judgement, as does estimating prices when no external parameters exist.

        Accounting and Reporting Developments:    In April 2003 and December 2003, FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", and FASB Interpretation No. 46 (revised), "Consolidation of Variable Interest Entities", respectively. These standards did not have a material impact on IBRD's financial statements for the fiscal year ended June 30, 2004.

        In December 2003, FASB issued FAS No. 132 (Revised 2003), "Employers Disclosures about Pensions and Other Post Retirement Benefits". This statement revises employers' disclosures about pension plans and other postretirement benefit plans. Adoption of this standard has resulted in additional disclosures in the notes to IBRD's financial statements.

        In December 2003, as part of its improvements to International Accounting Standards (IAS) project, IASB issued fifteen revised International Accounting Standards to eliminate redundancies and conflicts between existing standards. The revised standards are to be applied for fiscal years beginning on or after January 1, 2005. IBRD is currently examining what impact these standards may have on IBRD's financial statements.

NOTE B—CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND MEMBERSHIP

        Capital Stock:    At June 30, 2004, IBRD's capital comprised 1,581,724 authorized shares (1,581,724 shares—June 30, 2003), of which 1,572,661 shares had been subscribed (1,571,412 shares—June 30, 2003). Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,483 million ($11,478 million—June 30, 2003) has been paid in, and the remaining $178,235 million ($178,089 million—June 30, 2003) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

        Currencies Subject to Restrictions:    A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending operations, only with the consent of the respective members, and for administrative expenses.

        Maintenance of Value:    As of June 30, 2004, IBRD had $73 million ($331 million—June 30, 2003) of net MOV amounts classified as a component of equity. Of this amount, IBRD had a net MOV payable of $119 million (net MOV receivable of $155 million—June 30, 2003) relating to restricted currencies out on loan which become payable to IBRD on the same terms as other MOV obligations only after such currencies are repaid to IBRD. The remaining amount is a net MOV receivable of $192 million ($176 million—June 30, 2003), representing receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned.

NOTE C—INVESTMENTS

        As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial derivatives including futures, currency swaps (including currency forward contracts), interest rate swaps and options.

        For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA. For asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

        With respect to futures and options, IBRD generally closes out most open positions prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures contracts. These are settled on a daily basis.

        For options, IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

        As of June 30, 2004, IBRD had $nil million ($428 million—June 30, 2003) of short sales included in Payable for Investment Securities Purchased on the balance sheet.

        As of June 30, 2004, IBRD had received $851 million ($212 million—June 30, 2003) of securities under resale agreements. None of these securities had been transferred under repurchase or security lending agreements as of June 30, 2004 or June 30, 2003.

        For the fiscal year ended June 30, 2004, IBRD had included $54 million of unrealized gains in income (unrealized losses of $21 million—June 30, 2003 and $48 million—June 30, 2002).

        A summary of IBRD's trading portfolio at June 30, 2004 and June 30, 2003, is as follows:

In millions of U.S. dollars
	2004	2003
	Carrying Value	Carrying Value
Investments—Trading
Government and agency obligations	$9,774	$10,061
Time deposits	16,555	13,363
Asset-backed securities	4,817	4,492

Total	$31,146	$27,916

        The following table summarizes the currency composition of IBRD's trading portfolio at June 30, 2004 and June 30, 2003:

In millions of U.S. dollars equivalent
	2004			2003
Currency	Carrying Value	Average Yield (%)	Average Repricing (years)(a)	Carrying Value	Average Yield (%)	Average Repricing (years)(a)
Euro	$10,591	2.62	0.93	$8,956	2.51	1.27
Japanese yen	1,162	0.10	1.05	1,150	0.19	1.95
U.S. dollars	16,990	1.48	0.24	16,675	1.52	1.58
Others	2,403	3.20	0.15	1,135	2.57	0.05

Total	$31,146	1.95	0.50	$27,916	1.83	1.43

(a)
The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

        IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD's net portfolio position as of June 30, 2004 and June 30, 2003:

In millions of U.S. dollars
	Carrying Value
	2004	2003
Investments—Trading	$31,146	$27,916
Securities purchased under resale agreements	840	212
Repurchase agreements and securities loans	—	(153)
Receivable from currency and interest rate swaps
Currency forward contracts	5,101	2,631
Currency swaps	7,348	7,620
Interest rate swaps	27	50

Total	12,476	10,301

Payable for currency and interest rate swaps
Currency forward contracts	(5,115)	(2,651)
Currency swaps	(9,121)	(9,117)
Interest rate swaps	(48)	(94)

Total	(14,284)	(11,862)

Cash held in investment portfolio(a)	1,105	1,229
Receivable from investment securities traded	152	275
Payable for investment securities traded	(342)	(1,328)

Net Investment Portfolio	$31,093	$26,590

(a)
This amount is included in Unrestricted Currencies under Due from Banks on the balance sheet.

        The following table summarizes the currency composition of IBRD's net investment portfolio at June 30, 2004 and June 30 2003:

In millions of U.S. dollars equivalent
	2004			2003
Currency	Carrying Value	Average Yield (%)	Average Repricing (years)(a)	Carrying Value	Average Yield (%)	Average Repricing (years)(a)
U.S. dollars	$28,752	1.40	0.17	$24,618	1.54	0.13
Others	2,341	1.58	0.05	1,972	1.12	0.01

Total	$31,093	1.42	0.16	$26,590	1.51	0.12

(a)
The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

NOTE D—LOANS, GUARANTEES AND DERIVATIVES FOR BORROWERS

        IBRD's loan portfolio includes multicurrency loans, single currency pool loans, single currency loans and fixed spread loans. Single currency loans (variable spread loans and fixed-rate single currency loans), and fixed spread loans, include special structural and sector adjustment loans. At June 30, 2004 only variable spread loans and fixed spread loans, including special structural and sector adjustment loans, were available for new commitments.

Waivers of Loan Interest and Commitment Charges

        Waivers of a portion of interest owed by all eligible borrowers, as well as waivers of a portion of the commitment charge on undisbursed balances on all eligible IBRD loans, have been approved annually by the Board of Executive Directors of IBRD since fiscal year 1990 in the case of commitment charge waivers, and since fiscal year 1992 in the case of interest waivers. These waivers have been approved for the fiscal year ending June 30, 2004. For the fiscal year ended June 30, 2004, the effect of the interest waiver was to reduce net income by $112 million ($93 million—June 30, 2003, $102 million—June 30, 2002). For the fiscal year ended June 30, 2004, the effect of the commitment charge waiver was to reduce net income by $133 million ($146 million—June 30, 2003, $156 million—June 30, 2002).

        A summary of IBRD's outstanding loans by currency and product at June 30, 2004 and June 30, 2003 follows:

In millions of U.S. dollars equivalent
	2004
	Eur		Japanese yen		U.S. Dollars		Others		Loans Outstanding
	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Total
Multicurrency loans(a)(b)
Amount	$85	$6,201	$45	$5,895	$138	$5,239	$87	$1,464	$355	$18,799	$19,154
Weighted average rate (%)(c)	8.31	3.80	7.81	3.80	8.27	3.80	7.74	3.80	8.09	3.80	3.88
Single currency pools
Amount	$—	$2,332	$—	$26	$—	$14,131	$—	$—	$—	$16,489	$16,489
Weighted average rate (%)(c)	—	4.86	—	0.31	—	5.31	—	—	—	5.24	5.24
Average Maturity (years)	—	3.11	—	2.23	—	3.09	—	—	—	3.09	3.09
Single currency loans
Amount	$652	$2,985	$—	$166	$12,333	$40,550	$—	$2	$12,985	$43,703	$56,688
Weighted average rate (%)(c)	5.42	2.41	—	0.26	6.33	1.76	—	0.64	6.29	1.79	2.82
Average Maturity (years)	3.34	5.58	—	6.25	3.33	5.65	—	2.97	3.33	5.65	5.12
Fixed-spread loans
Amount	$2,450	$2,432	$1	$1	$3,832	$8,563	$—	$—	$6,283	$10,996	$17,279
Weighted average rate (%)(c)	5.69	2.67	2.05	0.51	5.08	1.88	—	—	5.31	2.06	3.24
Average maturity (years)	12.49	10.38	11.34	10.76	8.05	7.60	—	—	9.78	8.22	8.79

Total Loans
Amount	$3,187	$13,950	$46	$6,088	$16,303	$68,483	$87	$1,466	$19,623	$89,987	$109,610
Weighted average rate (%)(c)	5.70	3.48	7.70	3.69	6.05	2.66	7.74	3.79	6.01	2.88	3.44

Total loans											$109,610
Less accumulated provision for loan losses and deferred loan income											3,984

Net loans outstanding											$105,626

Note: For footnotes see following page.

In millions of U.S. dollars equivalent
	2003
	Eur		Japanese yen			U.S. Dollars		Others		Loans Outstanding
	Fixed	Adjust.	Fixed		Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Total
Multicurrency loans(a)(b)
Amount	$99	$7,538		$54	$6,878	$169	$6,668	$93	$1,644	$415	$22,728	$23,143
Weighted average rate (%)(c)	8.16	4.62		7.68	4.62	7.98	4.62	7.67	4.62	7.92	4.62	4.68
Single currency pools
Amount	$—	$2,703		$—	$31	$—	$17,756	$—	$—	$—	$20,490	$20,490
Weighted average rate (%)(c)	—	5.67		—	1.07	—	7.15	—	—	—	6.95	6.95
Average Maturity (years)	—	3.41		—	2.54	—	3.44	—	—	—	3.43	3.43
Single currency loans
Amount	$685	$2,694		$—	$157	$14,630	$41,897	$—	$2	$15,315	$44,750	$60,065
Weighted average rate (%)(c)	5.44	2.66		—	0.29	6.49	1.89	—	0.63	6.45	1.93	3.08
Average Maturity (years)	3.81	6.05		—	6.58	3.79	5.58	—	3.47	3.79	5.61	5.15
Fixed-spread loans
Amount	$2,216	$1,468	$	*	$—	$1,974	$6,884	$—	$—	$4,190	$8,352	$12,542
Weighted average rate (%)(c)	5.72	2.85		2.12	—	5.31	1.86	—	—	5.53	2.04	3.20
Average maturity (years)	13.68	12.50		12.34	—	9.26	8.07	—	—	11.60	8.85	9.77

Total Loans
Amount	$3,000	$14,403		$54	$7,066	$16,773	$73,205	$93	$1,646	$19,920	$96,320	$116,240
Weighted average rate (%)(c)	5.73	4.27		7.68	4.51	6.37	3.41	7.67	4.61	6.28	3.64	4.09

Total loans												$116,240
Less accumulated provision for loan losses and deferred loan income												4,478

Net loans outstanding												$111,762

(a)
Includes loans issued prior to 1980, and loans to IFC, in addition to multicurrency pool loans.

(b)
Average Maturity—Multicurrency loans.    IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and one euro. These three major currencies comprise at least 90% of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

(c)
Excludes effects of any waivers of loan interest.

*
Less than $0.5 million.

        The weighted average maturity of IBRD's loan portfolio at June 30, 2004 is 5.16 years (5.11 years—June 30, 2003). The maturity structure of IBRD's loans at June 30, 2004 and June 30, 2003 is as follows:

In millions of U.S. dollars
	2004
Product/Rate Type	July 1, 2004 through June 30, 2005	July 1, 2005 through June 30, 2009	July 1, 2009 through June 30, 2014	Thereafter	Total
Multicurrency loans
Fixed	$293	$61	$1	$—	$355
Adjustable	3,080	10,203	5,056	460	18,799
Single currency pools
Fixed	—	—	—	—	—
Adjustable	3,407	9,779	3,196	107	16,489
Single currency loans
Fixed	2,070	7,996	2,904	15	12,985
Adjustable	3,977	16,914	16,918	5,894	43,703
Fixed-spread loans
Fixed	24	712	3,382	2,165	6,283
Adjustable	31	1,787	6,531	2,647	10,996

All Loans
Fixed	2,387	8,769	6,287	2,180	19,623
Adjustable	10,495	38,683	31,701	9,108	89,987

Total loans outstanding	$12,882	$47,452	$37,988	$11,288	$109,610

In millions of U.S. dollars
	2003
Product/Rate Type	July 1, 2003 through June 30, 2004	July 1, 2004 through June 30, 2008	July 1, 2008 through June 30, 2013	Thereafter	Total
Multicurrency loans
Fixed	$294	$117	$4	$—	$415
Adjustable	3,568	11,773	6,545	842	22,728
Single currency pools
Fixed	—	—	—	—	—
Adjustable	3,750	11,670	4,773	297	20,490
Single currency loans
Fixed	1,918	8,743	4,571	83	15,315
Adjustable	5,030	16,764	16,684	6,272	44,750
Fixed-spread loans
Fixed	1	412	1,620	2,157	4,190
Adjustable	—	859	5,493	2,000	8,352

All Loans
Fixed	2,213	9,272	6,195	2,240	19,920
Adjustable	12,348	41,066	33,495	9,411	96,320

Total loans outstanding	$14,561	$50,338	$39,690	$11,651	$116,240

Guarantees

        IBRD has provided partial guarantees of loans syndicated by other financial institutions for projects. In addition, IBRD has also provided partial guarantees of securities issued by an entity eligible for IBRD loans, or in support of programs also financed by IBRD through regular loans. IBRD's partial guarantees of such securities are included in the guarantees amount mentioned below.

        Guarantees of $1,218 million were outstanding at June 30, 2004 ($1,254 million—June 30, 2003). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and are not included in the balance sheet. Most of these guarantees have maturities ranging between 10 and 15 years, and expire in decreasing amounts through 2012.

        At June 30, 2004, liabilities related to IBRD's obligations under guarantees of $23 million ($33 million—June 30, 2003), have been included in Accounts Payable and Miscellaneous Liabilities on the balance sheet. These include the accumulated provision for guarantee losses of $15 million ($24 million—June 30, 2003).

        During the fiscal year ended June 30, 2004, no guarantees provided by IBRD were called. During the fiscal year ended June 30, 2003, IBRD's guarantee of certain bonds that had been issued by Argentina was called and, in accordance with the terms of the guarantee, IBRD made a payment of $250 million to the holders of such guarantee. Pursuant to the terms of the reimbursement agreement between IBRD and Argentina, IBRD directed Argentina to reimburse IBRD for the entire $250 million in four equal semi-annual installments, commencing October 15, 2005, and to repay interest on the outstanding amount at LIBOR plus 400 basis points. The outstanding amount of $250 million is included in Loans Outstanding on the balance sheet at June 30, 2003.

Derivatives for Borrowers

        In November 2003, the first currency swap transaction was executed between IBRD and one of its borrowers, under a master derivatives agreement. No other transactions of this nature have been executed in this fiscal year. The net interest income associated with this swap is included in Loan Interest income on the income statement. As of June 30, 2004, the receivable and payable legs of this swap had carrying values of $90 million and $93 million, respectively. This swap matures in 2017.

Overdue Amounts

        At June 30, 2004, no loans payable to IBRD, other than those referred to in the following table, were overdue by more than three months. Subsequent to June 30, 2004, principal installments of $7 million and charges of $1 million payable to IBRD, became overdue by three months, on July 16, 2004. The aggregate principal outstanding to this borrower at July 16, 2004 was $438 million. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of June 30:

In millions of U.S. dollars
	2004	2003
Recorded investment in nonaccrual loans(a)	$3,188	$3,012
Accumulated provision for loan losses on nonaccrual loans	$1,342	$1,269
Average recorded investment in nonaccrual loans	$3,127	$2,793
Overdue amounts of nonaccrual loans:
Principal	$365	$319
Interest and charges	363	310

	$728	$629

(a)
A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars
	2004	2003	2002
Interest income recognized on loans in nonaccrual status at end of fiscal year	$112	$113	$84
Interest income not earned as a result of loans being in nonaccrual status	$37	$28	$34

        A summary of countries with loans or guarantees in nonaccrual status follows:

In millions of U.S. dollars
	2004
Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
With overdues
Iraq	$49	$100	December 1990
Liberia	151	381	June 1987
Seychelles	3	1	August 2002
Zimbabwe	449	246	October 2000

Total	652	728
Without overdues
Serbia and Montenegro	2,536	—	September 1992

Total	$3,188	$728

        During the fiscal year ended June 30, 2004, there were no loans placed into nonaccrual status or restored to accrual status.

        In July 2002, the Syrian Arab Republic and the Democratic Republic of Congo cleared all of their overdue payments with IBRD, and all IBRD loans to, or guaranteed by, these two countries were restored to accrual status. As a result, income from loans for the fiscal year ended June 30, 2003 increased by $57 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. The provision for loan losses for the fiscal year ended June 30, 2003 was not affected by these events, since these events occurred in the beginning of July 2002 and were considered in the determination of the adequacy of the provision for loan losses for the fiscal year ended June 30, 2002.

Accumulated Provision for Losses on Loans and Guarantees

        IBRD has always eventually collected all contractual principal and interest on its loans. However, IBRD suffers losses resulting from the difference between the discounted present value of payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. To recognize the probable losses inherent in its loan and guarantee portfolio, IBRD maintains an accumulated provision for losses on loans and guarantees.

        During June 1996 and January 2002, the accumulated arrears on loans to the former SFRY, for which BiH and SAM undertook responsibility, were cleared through the issuance of new loans extended by IBRD to the two countries. The reschedulings were structured to maintain the values of payments to IBRD in accordance with the terms of the original loan agreements. These reschedulings did not change IBRD's net exposure to these borrowers. These loans included unpaid interest and charges related to SFRY's loans. This resulted in an increase in loans outstanding of $168 million for BiH and $799 million for SAM. The offset to these amounts was initially classified as deferred loan income, which is presented along with the accumulated provision for loan losses as a determinant of net loans outstanding on the balance sheet. During fiscal year 2003, IBRD determined that these reductions should be reclassified as accumulated provision for loan losses to better reflect the nature of these amounts.

        Changes to the accumulated provision for losses on loans and guarantees for the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002 are summarized below:

In millions of U.S. dollars
	June 30, 2004	June 30, 2003	June 30, 2002
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$4,069	$5,094	$4,106
Additional amounts held for loans to Serbia and Montenegro	—	—	799
Release of provision for losses on loans and guarantees	(665)	(1,300)	(15)
Translation adjustment	116	275	204

Accumulated provision for losses on loans and guarantees, end of the fiscal year	$3,520	$4,069	$5,094

Composed of:
Accumulated provision for loan losses	$3,505	$4,045	$5,053
Accumulated provision for guarantee losses	15	24	41

Total	$3,520	$4,069	$5,094

Reported as Follows
	Balance Sheet	Statement of Income
Allowance for Losses on:
Loans	Accumulated Provision for Loan Losses	Provision for Losses on Loans and Guarantees
Guarantees	Accounts Payable and Miscellaneous Liabilities	Provision for Losses on Loans and Guarantees

        IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPC), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has not entered into any commitments to provide debt relief under this initiative. However, IDA is expected under the HIPC debt initiative, to extend new credits to certain IDA-eligible countries no longer able to borrow on IBRD terms, but with outstanding IBRD debt. These credits will be funded by IDA resources other than transfers from IBRD. In determining the adequacy of the accumulated provision for losses on loans and guarantees, IBRD has taken the situation of these countries into consideration.

Fifth Dimension Program

        Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA development credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA development credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental development credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental development credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA.

        A summary of cumulative IDA development credits committed and disbursed under this program from inception, at June 30, 2004 and June 30, 2003 is presented below:

In millions of U.S. dollars
	2004	2003
Commitments	$1,715	$1,711
Disbursements	$1,712	$1,699

NOTE E—BORROWINGS

        Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD initiates swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty.

        The following table summarizes IBRD's borrowing portfolio at June 30, 2004 and June 30, 2003:

In millions of U.S. dollars
	2004				2003
	Principal at Face Value	Net Unamortized Premium (Discount)	Effects of Applying FAS 133	Total	Principal at Face Vaule	Net Unamortized Premium (Discount)	Effects of Applying FAS 133	Total
Short-Term	$3,148	$(2)	$—	$3,146	$3,433	$(1)	$—	$3,432
Medium-and Long-Term	106,059	(1,974)	835	104,920	105,792	(2,229)	1,559	105,122
Currency Swap Agreements (Net)	(5,729)	1,165	239	(4,325)	(2,160)	1,467	(3,007)	(3,700)
Interest Rate Swap Agreements (Net)(a)(b)	(43)	304	(707)	(446)	404	(39)	(2,202)	(1,837)

	$103,435	$(507)	$367	$103,295	$107,469	$(802)	$(3,650)	$103,017

(a)
The negative $43 million at June 30, 2004 ($404 million—June 30, 2003) represents the net unamortized premium (discount) on zero coupon trades.

(b)
The net unamortized premium of $304 million at June 30, 2004 (discount of $39 million—June 30, 2003), represents the unamortized premium (discount) on non zero coupon trades.

        The following tables summarize IBRD's borrowing portfolio by currency and product at June 30, 2004 and June 30, 2003:

Medium- and Long-term Borrowings and Swaps at June 30, 2004

In millions of U.S. dollars equivalent
	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations
Currency/Rate type	Amount	WAC(a) (%)	Average maturity (years)	Amount payable (receivable)	WAC(a) (%)	Average maturity (years)	Notional amount payable (receivable)	WAC(a) (%)	Average maturity (years)	Amount payable (receivable)	WAC(a) (%)	Average maturity(b) (years)
Euro
Fixed	$10,425	6.02	5.73	$1,225 (9,002)	5.58 5.74	3.12 5.31	$2,282 (822)	5.38 6.50	10.91 2.96	$13,932 (9,824)	5.88 5.81	6.35 5.12
Adjustable	3,674	6.70	8.10	9,182 (4,486)	2.35 6.60	4.53 8.03	803 (2,282)	2.08 2.50	2.75 10.91	13,659 (6,768)	3.51 5.21	5.39 9.00
Japanese yen
Fixed	5,390	4.43	4.42	130 (3,838)	4.64 4.86	6.53 3.05	2,005 (1,206)	0.25 2.33	0.51 3.45	7,525 (5,044)	3.32 4.25	3.41 3.15
Adjustable	11,631	3.90	24.62	2,903 (11,807)	0.03 3.51	1.14 24.44	1,206 (2,005)	1.55 0.02	3.45 0.51	15,740 (13,812)	3.00 3.00	18.66 20.97
U. S. dollars
Fixed	44,436	5.38	4.28	3,883 (38)	9.81 9.49	2.08 0.47	21,818 (46,600)	5.33 4.81	6.94 3.39	70,137 (46,638)	5.61 4.81	4.98 3.39
Adjustable	1,560	4.34	8.66	45,714 (11,369)	1.04 1.14	10.65 3.81	51,796 (27,038)	1.11 1.65	3.35 6.16	99,070 (38,407)	1.13 1.50	6.80 5.47
Others
Fixed	28,518	5.66	6.96	1,269 (28,896)	6.42 5.61	6.45 6.66	— (174)	— 6.66	— 2.26	29,787 (29,070)	5.69 5.61	6.94 6.66
Adjustable	425	6.05	14.18	— (599)	— 6.05	— 10.72	174 —	2.16 —	2.26 —	599 (599)	6.05 6.05	14.18 10.72

Total
Fixed	88,769	5.49	5.32	6,507 (41,774)			26,105 (48,802)			121,381 (90,576)	5.52 5.15	5.52 4.61
Adjustable	17,290	4.59	19.41	57,799 (28,261)			53,979 (31,325)			129,068 (59,586)	1.63 2.31	8.12 9.51

Principal at face value	$106,059	5.34	7.62	$(5,729)			$(43)			$100,287	2.75

(a)
WAC refers to weighted average cost.

(b)
At June 30, 2004, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

Medium- and Long-term Borrowings and Swaps at June 30, 2003

In millions of U.S. dollar sequivalent
	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations
Currency/Rate type	Amount	WAC(a) (%)	Average maturity (years)	Amount payable (receivable)	WAC(a) (%)	Average maturity (years)	Notional amount payable (receivable)	WAC(a) (%)	Average maturity (years)	Amount payable (receivable)	WAC(a) (%)	Average maturity(b) (years)
Euro
Fixed	$12,679	6.01	5.33	$1,212 (10,921)	5.42 5.85	3.17 5.07	$2,644 (974)	5.36 6.61	9.45 3.25	$16,535 (11,895)	5.86 5.91	5.83 4.93
Adjustable	4,678	5.89	8.39	8,807 (5,610)	2.74 5.81	4.55 7.60	958 (2,645)	2.13 2.65	1.94 9.45	14,443 (8,255)	3.72 4.80	5.62 8.19
Japanese yen
Fixed	5,428	4.51	4.97	119 (4,058)	5.66 4.93	0.85 3.58	2,241 (1,576)	0.23 2.61	1.06 3.38	7,788 (5,634)	3.29 4.28	3.78 3.53
Adjustable	9,764	4.97	24.89	4,217 (10,008)	0.15 4.57	1.99 24.16	1,576 (2,241)	0.11 0.04	3.38 1.06	15,557 (12,249)	3.15 3.74	16.50 19.93
U. S. dollars
Fixed	49,292	5.42	4.44	5,760 (150)	9.23 7.06	2.10 0.68	18,123 (46,528)	5.45 5.10	8.19 4.02	73,175 (46,678)	5.73 5.10	5.19 4.01
Adjustable	1,374	4.13	6.97	41,907 (11,712)	1.01 1.09	11.55 3.70	52,404 (23,578)	1.13 1.52	3.44 6.34	95,685 (35,290)	1.12 1.38	7.05 5.46
Others
Fixed	22,337	5.95	8.62	485 (21,796)	7.62 5.88	5.08 8.27	— (173)	— 6.66	— 3.26	22,822 (21,969)	5.98 5.89	8.54 8.23
Adjustable	240	3.49	20.53	— (412)	— 5.11	— 13.32	173 —	3.46 —	3.26 —	413 (412)	3.48 5.11	13.30 13.32

Total
Fixed	89,736	5.58	5.64	7,576 (36,925)			23,008 (49,251)			120,320 (86,176)	5.64 5.36	5.82 5.18
Adjustable	16,056	5.15	18.49	54,931 (27,742)			55,111 (28,464)			126,098 (56,206)	1.68 2.42	8.07 9.07

Principal at face value	$105,792	5.51	7.59	$(2,160)			$404			$104,036	2.80

(a)
WAC refers to weighted average cost.

(b)
At June 30, 2003, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

Short-term Borrowings at June 30, 2004 and June 30, 2003

In millions of U.S. dollars equivalent
	2004		2003
Currency/Rate type	Principal outstanding(a)	WAC(b) (%)	Principal outstanding	WAC(b) (%)
U. S. dollars
Fixed	$2,406	1.15	$2,833	1.06
Adjustable	742	1.41	600	1.19

Total
Fixed	2,406	1.15	2,833	1.06
				—
Adjustable	742	1.41	600	1.19
				—

Principal at face value	$3,148	1.21	$3,433	1.08

(a)
At June 30, 2004, the average repricing period of the principal outstanding for short-term borrowings was less than two months (less than one month—June 30, 2003.)

(b)
WAC refers to weighted average cost.

        The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at June 30, 2004 and June 30, 2003 is as follows:

In millions of U.S. dollars
Period	2004
July 1, 2004 through June 30, 2005	$19,881
July 1, 2005 through June 30, 2006	15,013
July 1, 2006 through June 30, 2007	11,924
July 1, 2007 through June 30, 2008	10,376
July 1, 2008 through June 30, 2009	6,781
July 1, 2009 through June 30, 2014	13,884
Thereafter	28,200

Total	$106,059

In millions of U.S. dollars
Period	2003
July 1, 2003 through June 30, 2004	$12,266
July 1, 2004 through June 30, 2005	19,206
July 1, 2005 through June 30, 2006	12,695
July 1, 2006 through June 30, 2007	8,884
July 1, 2007 through June 30, 2008	9,438
July 1, 2008 through June 30, 2013	15,965
Thereafter	27,338

Total	$105,792

        Line of credit:    IBRD maintains a line of credit with an independent financial institution. This facility was created for the benefit of both IBRD and IDA. The available line of credit to each institution is $500 million, but usage from both institutions cannot exceed $500 million in aggregate. The line of credit is used to cover any overnight overdrafts that may occur due to failed trades. At June 30, 2004, IBRD had not drawn down under this facility ($1 million was drawn down at June 30, 2003).

NOTE F—OTHER ASSET/LIABILITY SWAPS

        As part of asset/liability management, IBRD has entered into currency and interest rate swap agreements to better align its currency composition and duration of Equity with that of Loans

Outstanding. A summary of IBRD's other asset/ liability swaps at June 30, 2004 and June 30, 2003 is presented below:

In millions of U.S. dollars equivalent
	2004									2003
	Currency swap agreements			Interest rate swap			Net Derivative Asset/Liability			Currency swap agreements(a)
	Amount Receivable (payable)	Weighted Average Cost (%)	Average Maturity (years)	Notional Amount Receivable (payable)	Weighted Average Cost (%)	Average Maturity (years)	Amount Receivable (payable)	Weighted Average Cost (%)	Average Maturity (years)	Amount Receivable (payable)	Weighted Average Cost (%)	Average Maturity (years)
U.S. dollars	$726	1.17	2.72	$1,250	3.68	4.31	$1,976	2.76	3.73	$726	1.26	3.72
				(1,250)	1.30	4.31	(1,250)	1.30	4.31
Euro	(382)	2.06	2.71	—	—	—	(382)	2.06	2.71	(360)	2.49	3.71
Japanese yen	(495)	(0.06)	2.72	—	—	—	(495)	(0.06)	2.72	(450)	(0.06)	3.73

Total Receivable	726	1.17	2.72	1,250	3.68	4.31	1,976	2.76	3.73	726	1.26	3.72
(Payable)	(877)	0.86	2.72	(1,250)	1.30	4.31	(2,127)	1.12	3.00	(810)	1.07	3.72
Effects of applying FAS 133	1			(19)			(18)			*

Total	$(150)			$(19)			$(169)			$(84)

(a)
There were no interest rate swap agreements at June 30, 2003.

*
Less than $0.5 million

NOTE G—CREDIT RISK

        Country Credit Risk:    This risk includes potential losses arising from protracted arrears on payments from borrowers for loans, guarantees or related derivatives. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the accumulated provision for losses on loans and guarantees. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

        Commercial Credit Risk:    For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. As of June 30, 2004, IBRD had received collateral of $4,169 million in connection with swap agreements ($5,110 million—June 30, 2003).

        As the transfer of this collateral did not meet the requirements of a sale, the collateral has not been included in the assets of IBRD.

        IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

        The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 2004 and June 30, 2003 (prior to taking into account any master derivatives or collateral arrangements that have been entered into) are given below:

In millions of U.S dollars
	2004	2003
INVESTMENTS—TRADING PORTFOLIO
Exchange traded Options and Futures(a)
• Notional Long position	$2,812	$9,590
• Notional Short position	638	222
Currency swaps (including currency forward contracts)
• Credit exposure	122	92
Interest rate swaps
• Notional principal	1,260	4,575
• Credit exposure	27	50
BORROWING PORTFOLIO
Currency swaps
• Credit exposure	8,371	6,949
Interest rate swaps
• Notional principal	79,812	82,112
• Credit exposure	2,905	5,079
OTHER ASSET/LIABILITY(b)
Interest rate swaps
• Notional principal	1,250	—

(a)
Exchange-traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All outstanding options and futures contracts as of June 30, 2004 and June 30, 2003, are interest rate contracts.

(b)
There was no credit exposure for the currency swaps or interest rate swaps in this portfolio at June 30, 2004 and June 30, 2003.

NOTE H—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

        Retained Earnings:    Retained Earnings comprises the following elements at June 30, 2004 and June 30, 2003:

In millions of U.S. dollars
	2004	2003
Special reserve	$293	$293
General reserve	21,542	19,132
Pension reserve	934	963
Surplus	95	100
Cumulative FAS 133 Adjustments	3,522	1,199
Unallocated net (loss) income	(2,404)	5,344

Total	$23,982	$27,031

        On July 31, 2003, IBRD's Executive Directors approved the allocation of $2,410 million of the net income earned in the fiscal year ended June 30, 2003 to the General Reserve and $2,323 million to Cumulative FAS 133 Adjustments, representing the effects associated with the application of FAS 133 during fiscal year 2003. The Executive Directors also approved a reduction of $29 million in the pension reserve, representing the excess of the accounting expense for the Staff Retirement Plan and other postretirement benefits plans over the respective contribution amounts for the fiscal year ended June 30, 2003.

        On September 24, 2003, IBRD's Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2003: $300 million to IDA, $240 million as an immediate transfer to the Heavily Indebted Poor Countries Debt Initiative Trust Fund, and the retention of $100 million as Surplus. The $240 million transfer was made on September 25, 2003.

        On February 4, 2004, IBRD's Board of Governors approved the transfer of $80 million from Surplus for the replenishment of the Trust Fund for Gaza and West Bank. On March 4, 2004, IBRD's Board of Governors approved the transfer of $25 million from Surplus for immediate payment to the newly-created Low-Income Countries under Stress Implementation Trust Fund. These transfers were made during March 2004.

        The aggregate transfers and amounts payable for these transfers approved by the Board of Governors at June 30, 2004 and June 30, 2003 are included in the following table:

In millions of U.S dollars equivalent
		Fiscal Year 2003 Transfers from		Amount Payable at June 30
Transfers to	Aggregate Transfers through June 30, 2003	Unallocated Net Income	Surplus	2004	2003
International Development Association	$7,357	$300	$—	$1,584	$1,293
Debt Reduction Facility for IDA-only Countries	300	—	—	64	81
Trust Fund for Gaza and West Bank	380	—	80	—	—
Heavily Indebted Poor Countries Debt Initiative Trust Fund	1,640	240	—	100	100
Low-Income Countries Under Stress Implementation Trust Fund	—	—	25	—	—

				$1,748	$1,474

NOTE I—ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL PROGRAMS, AND OTHER INCOME

        Administrative Expenses for the fiscal year ended June 30, 2004 are net of the share of administrative expenses allocated to IDA of $908 million ($846 million—June 30, 2003, $654 million—June 30, 2002). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula that reflects the administrative costs of service delivery to countries that are eligible for lending from IBRD and IDA.

        Contributions to special programs represent grants for agricultural research, and other developmental activities.

        IBRD recovers certain of its administrative expenses by billing third parties, including IFC and MIGA, for services rendered. These amounts are included in Other Income. For the fiscal years ending June 30, 2004, June 30, 2003, and June 30, 2002, the amount of fee revenue associated with administrative services is as follows:

In millions of U.S. dollars
	2004	2003	2002
Service fee revenue	$196	$178	$155
Included in these amounts are the following:
Fees charged to IFC	28	28	26
Fees charged to MIGA	5	3	3

        At June 30, 2004 and June 30, 2003, the following payables (receivables) by IBRD to (from) its affiliated organizations with regard to administrative services and pension and other postretirement benefits are included in Miscellaneous Assets and Accounts Payable and Miscellaneous Liabilities:

In millions of U.S. dollars
	2004			2003
	Administrative Services	Pension and Other Postretirement Benefits	Total	Administrative Services	Pension and Other Postretirement Benefits	Total
IDA	$(340)	$723	$383	$(310)	$698	$388
IFC	(24)	291	267	(23)	277	254
MIGA	(3)	16	13	(3)	15	12

	$(367)	$1,030	$663	$(336)	$990	$654

NOTE J—MANAGEMENT OF EXTERNAL FUNDS

Trust Funds

        IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD's funds, nor are they included in the assets of IBRD.

        The trust fund assets by executing agent at June 30, 2004 and June 30, 2003 are summarized below:

	2004		2003
	Total fiduciary assets (In millions of U.S. dollars)	Number of trust fund accounts (unaudited)	Total fiduciary assets (In millions of U.S. dollars)	Number of trust fund accounts (unaudited)
IBRD executed	$2,581	1,765	$1,695	1,991
Recipient executed	4,144	1,399	3,009	1,227

Total	$6,725	3,164	$4,704	3,218

        The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 2004, IBRD received $14 million ($14 million—June 30, 2003 and $11 million—June 30, 2002) as fees for administering trust funds. These fees have been recorded as Other Income.

Investment Management Services

        IBRD offers investment management services to one non-affiliated organization and one affiliated organization. Under these arrangements, IBRD is responsible for managing investment account assets on behalf of these institutions, and in return receives a quarterly fee based on the average value of the portfolios.

        In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes. One objective of this program is to assist these central banks in developing their portfolio management skills. IBRD receives a fee for these services.

        The fee income from all of these investment management activities is included in service fee revenues described in Note I.

        At June 30, 2004, the assets managed under these agreements had a value of $8,789 million ($7,156 million—June 30, 2003). These funds are not included in the assets of IBRD.

NOTE K—PENSION AND OTHER POSTRETIREMENT BENEFITS

        IBRD has a defined benefit SRP, a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and MIGA.

        The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

        IBRD uses a June 30 measurement date for its pension and other postretirement benefit plans.

        All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

        The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2004, June 30, 2003, and June 30, 2002:

In millions of U.S. dollars
	SRP			RSBP			PEBP
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Benefit Cost
Service cost	$213	$203	$202	$28	$28	$28	$9	$8	$13
Interest cost	411	451	412	49	57	54	7	8	6
Expected return on plan assets	(595)	(587)	(761)	(58)	(57)	(72)	—	—	—
Amortization of prior service cost	13	13	7	(1)	(1)	—	*	*	—
Amortization of unrecognized net loss (gain)	17	—	(26)	14	17	5	(1)	(1)	(2)
Amortization of Transition
Asset	—	(11)	(11)	—	—	—	—	—	—

Net periodic pension cost (income)	$59	$69	$(177)	$32	$44	$15	$15	$15	$17

of which:
IBRD's share	$26	$31	$(93)	$14	$20	$8	$7	$7	$9
IDA's share	$33	$38	$(84)	$18	$24	$7	$8	$8	$8

*
Less than $0.5 million

        IDA's share of the net periodic pension income/cost is included as a payable to/receivable from IDA in Miscellaneous Assets and Accounts Payable and Miscellaneous liabilities on the balance sheet.

        The expenses for the SRP, RSBP and PEBP are included in Administrative Expenses. The income from the SRP and RSBP for prior fiscal years is included as a separate line item on the Statement of Income.

        For the fiscal years ended June 30, 2004, and June 30, 2003, expenses for these plans of $20 million and $24 million, respectively, were allocated to IFC, and $1 million and $2 million, respectively, were allocated to MIGA. For the fiscal year ended June 30, 2002, net income from these plans of $31 million, was allocated to IFC, and $2 million was allocated to MIGA.

        The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for the fiscal years ended June 30, 2004, June 30, 2003, and June 30, 2002. Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. The assets of the PEBP are invested in fixed income instruments.

In millions of U.S. dollars
	SRP			RSBP			PEBP
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Projected Benefit Obligation
Beginning of year	$8,857	$8,263	$7,277	$971	$929	$867	$139	$133	$103
Service cost	259	250	244	33	34	32	11	9	15
Interest cost	500	553	499	55	63	60	7	9	7
Employee contributions	75	75	65	10	8	8	1	1	*
Amendments	—	77	19	—	24	(38)	—	5	—
Benefits paid	(336)	(306)	(304)	(33)	(29)	(30)	(6)	(5)	(5)
Actuarial loss (gain)	237	(55)	463	40	(58)	30	7	(13)	13

End of year	9,592	8,857	8,263	1,076	971	929	159	139	133

Fair value of plan assets
Beginning of year	9,415	9,413	10,364	834	818	894	—	—	—
Employee contributions	75	75	65	10	8	8	—	—	—
Actual return on assets	1,689	193	(712)	117	16	(70)	—	—	—
Employer contributions	131	40	—	38	21	16	—	—	—
Benefits paid	(336)	(306)	(304)	(33)	(29)	(30)	—	—	—

End of year	10,974	9,415	9,413	966	834	818	—	—	—

Funded status
Plan assets in excess of (less than) projected benefit obligation	1,382	558	1,150	(110)	(137)	(111)	(159)	(139)	(133)
Unrecognized net loss (gain) from past experience different from that assumed and from changes in assumptions	438	1,186	714	286	314	344	(14)	(23)	(11)
Unrecognized prior service cost	88	105	44	(10)	(12)	(38)	4	5	—
Unrecognized net transition asset	—	—	(13)	—	—	—	—	—	—

Prepaid (accrued) pension cost	$1,908	$1,849	$1,895	$166	$165	$195	$(169)	$(157)	$(144)

Accumulated Benefit Obligation	$7,184	$6,590	$6,174	$1,076	$971	$929	$135	$116	$116

*
Less than $0.5 million.

        The $1,908 million prepaid SRP cost at June 30, 2004 ($1,849 million—June 30, 2003) is included in Prepaid Pension Cost on the balance sheet. Of this amount $947 million was attributable to IDA, IFC, and MIGA ($909 million—June 30, 2003) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

        The $166 million prepaid RSBP cost at June 30, 2004 ($165 million—June 30, 2003), is included in Prepaid Pension Cost on the balance sheet. Of this amount $69 million was attributable to IDA, IFC, and MIGA ($68 million—June 30, 2003) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

Assumptions

        The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

        The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

        Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

        The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2004, June 30, 2003, and June 30, 2002:

Weighted average assumptions used to determine projected benefit obligation

In percent
	SRP			RSBP			PEBP
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Discount rate	6.25	5.75	6.75	6.25	5.75	6.75	6.25	5.75	6.75
Rate of compensation increase	6.40	5.40	6.40
Health care growth rates
—at end of fiscal year				7.30	6.10	7.10
Ultimate health care growth rate				4.75	3.75	4.75
Year in which ultimate rate is reached				2012	2011	2011

Weighted average assumptions used to determine net periodic pension cost

In percent
	SRP			RSBP			PEBP
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Discount rate	5.75	6.75	7.00	5.75	6.75	7.00	5.75	6.75	7.00
Expected return on plan assets	7.75	7.75	9.00	7.75	7.75	9.00
Rate of compensation increase	5.40	6.40	6.60
Health care growth rates
—at end of fiscal year				6.10	7.10	7.40
—to year 2011 and thereafter				3.75	4.75	5.00

        The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars
	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$20	$(16)
Effect on postretirement benefit obligation	207	(165)

Investment Strategy

        The investment policy for the SRP and the RSBP is to optimize the risk-return relationship as appropriate to the respective plan's needs and goals, using a global diversified portfolio of various asset classes. Specifically, the long-term asset allocation is based on an analysis that incorporates expected returns by asset class as well as volatilities and correlations across asset classes and the liability profile of the respective plans. This analysis, referred to as an asset-liability analysis, also provides estimates of potential future contributions and future asset and liability balances. Plan assets are managed by external investment managers and monitored by IBRD's pension investment department. The pension plan assets are invested in diversified portfolios of public equity, fixed income, and alternative investments. The fixed-income and public equity asset classes are rebalanced on a monthly basis.

        The following table presents the weighted-average asset allocation at June 30, and the respective target allocation by asset category for the SRP and RSRP:

In percent
	SRP			RSBP
		% of Plan Assets			% of Plan Assets
	Target Allocation 2004			Target Allocation 2004
		2004	2003		2004	2003
Asset Class
Fixed Income	40%	40%	40%	30%	30%	30%
Public Equity	35	42	42	30	43	46
Alternative Investments	25	18	18	40	27	24

Total	100%	100%	100%	100%	100%	100%

Alternative Investments include:
Private Equity	up to 12	7.0	7.0	up to 28	11.0	10.5
Real Estate	up to 8	4.0	5.5	up to 18	3.5	4.0
Hedge Funds	up to 12	7.0	5.5	up to 23	12.5	9.5

Estimated Future Benefits Payments

        The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2004:

In millions of U.S. dollars
	SRP	RSBP	PEBP
July 1, 2004- June 30, 2005	$348	$29	$10
July 1, 2005- June 30, 2006	388	33	11
July 1, 2006- June 30, 2007	427	37	12
July 1, 2007- June 30, 2008	465	42	13
July 1, 2008- June 30, 2009	510	47	15
July 1, 2009- June 30, 2014	3,106	315	86

Expected Contributions

        IBRD's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgement on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during the fiscal year beginning July 1, 2004 is $235 million and $41 million, respectively.

NOTE L—SEGMENT REPORTING

        Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

        For fiscal year 2004, loans to each of two countries generated in excess of 10 percent of loan income. Loan income from these two countries was $609 million and $532 million.

        The following table presents IBRD's loan outstanding balances and associated loan income, by geographic region, at June 30, 2004 and June 30, 2003:

In millions of U.S. dollars
	2004		2003
Region	Loan Income	Loans Outsanding	Loan Income	Loans Outstanding
Africa	$96	$2,479	$169	$2,692
East Asia and Pacific	1,381	29,155	1,814	33,561
Europe and Central Asia	844	26,746	1,031	26,523
Latin America and the Caribbean	1,528	36,803	1,945	37,800
Middle East and North Africa	332	7,461	402	7,670
South Asia	214	6,869	371	7,861
Other(a)	8	97	10	133

Total	$4,403	$109,610	$5,742	$116,240

(a)
Represents loans to IFC, an affiliated organization.

NOTE M—COMPREHENSIVE INCOME

        Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP and IFRS, are excluded from net income. For IBRD, comprehensive income comprises the cumulative effects of a change in accounting principle related to the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

        The following tables present the changes in Accumulated Other Comprehensive Income (Loss) for the fiscal years ended June 30, 2004, June 30, 2003, and June 30, 2002:

In millions of U.S. dollars
	2004
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$(346)	$500	$(414)	$(260)
Changes from period activity	333	—	(2)	331

Balance, end of the fiscal year	$(13)	$500	$(416)	$71

In millions of U.S. dollars
	2003
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$(952)	$500	$(297)	$(749)
Changes from period activity	606	—	(117)	489

Balance, end of the fiscal year	$(346)	$500	$(414)	$(260)

In millions of U.S. dollars
	2002
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$(1,176)	$500	$(169)	$(845)
Changes from period activity	224	—	(128)	96

Balance, end of the fiscal year	$(952)	$500	$(297)	$(749)

(a)
Reclassification of Cumulative effect of change in accounting principle to net income.

NOTE N—EFFECTS OF APPLYING FAS 133

        On July 1, 2000, IBRD adopted FAS 133. These standards require that derivative instruments, as defined by FAS 133, be recorded on the balance sheet at fair value. IBRD has not defined any qualifying hedging relationships under this standard.

        Prior to the adoption of FAS 133, the derivative instruments in the borrowing portfolio were recorded using synthetic accounting. The derivative instruments in the investment portfolio were, and continue to be, recorded at fair value in accordance with the requirements of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

        Upon adoption of FAS 133, IBRD's net income was increased by $219 million, and an additional $500 million was reported in other comprehensive income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed under generally accepted accounting principles before the initial application of FAS 133.

        The $500 million difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to the initial application of FAS 133, was included in Other Comprehensive Income at the time FAS 133 was implemented. This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

        Any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of FAS 133 were recorded in income at the time of implementation, and were offset by the mark-to-market adjustments on the related derivative instruments. The mark-to-market adjustments on the bonds are being amortized over the remaining lives of the related bonds.

        The following table reflects the components of the effects of applying FAS 133 for the fiscal years ended June 30, 2004, June 30, 2003, and June 30, 2002.

In millions of U.S dollars
	2004	2003	2002
Net unrealized (losses) gains on derivative instruments, as defined by FAS 133	$(4,052)	$2,302	$783
Reclassification and amortization of transition adjustment
Reclassification from Other Comprehensive Income—Cash Flow Hedges	2	117	128
Amortization of mark-to-market on borrowings associated with fair value hedges	(50)	(96)	(57)

Effects of applying FAS 133	$(4,100)	$2,323	$854

NOTE O—ESTIMATED AND FAIR VALUE DISCLOSURES

        The Condensed Balance Sheets below present IBRD's estimates of fair value of its assets and liabilities along with their respective carrying amounts as of June 30, 2004 and 2003.

In millions of U.S. dollars
	June 30, 2004		June 30, 2003
	Carrying Value	Fair Value*	Carrying Value	Fair Value*
Due from Banks	$1,803	$1,803	$1,929	$1,929
Investments	31,986	31,986	28,128	28,128
Loans Outstanding	109,610	112,608	116,240	122,593
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(3,984)	(3,984)	(4,478)	(4,478)

Net Loans Outstanding	105,626	108,624	111,762	118,115
Swaps Receivable
Investments	12,476	12,476	10,301	10,301
Loans	90	95	—	—
Borrowings	69,548	69,548	70,316	70,316
Other Asset/Liability	908	908	726	726
Other Assets	6,776	6,340	7,190	6,735

Total Assets	$229,213	$231,780	$230,352	$236,250

Borrowings	$108,066	$109,675	$108,554	$116,695
Swaps Payable
Investments	14,284	14,284	11,862	11,862
Loans	93	93	—	—
Borrowings	64,777	64,777	64,779	64,779
Other Asset/Liability	1,077	1,077	810	810
Other Liabilities	5,453	5,453	6,429	6,429

Total Liabilities	193,750	195,359	192,434	200,575
Paid in Capital Stock	11,483	11,483	11,478	11,478
Retained Earnings and Other Equity	23,980	24,938	26,440	24,197

Total Liabilities and Equity	$229,213	$231,780	$230,352	$236,250

*
Except for loans and related derivatives, which are on an estimated value (current value) basis.

Valuation Methods and Assumptions Due from Banks

        The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Investments

        IBRD's investment securities and related financial instruments held in the trading portfolio are carried and reported at fair value. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information. (See Note A).

Net Loans Outstanding

        All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor does it believe there is a comparable market for its loans. The current value of loans outstanding incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

        The current value of loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the market yield curves applicable to IBRD funding plus IBRD's relevant basis point lending spread adjusted for waivers.

        The current value of net loans outstanding also includes IBRD's assessment of the appropriate credit risk, considering its history of collections from borrowers. This is reflected in the accumulated provision for loan losses.

Swaps Receivable and Swaps Payable

        Certain derivatives, as defined by FAS 133, are recorded in the balance sheet at estimated fair value. The fair value of swaps is based on market prices, where such prices are available. Where no quoted market price is available, the fair value is estimated using a discounted cash flow method representing the estimated cost of replacing these contracts on that date. (See Note A).

Borrowings

        The fair value of borrowings is predominantly based on discounted cash flow techniques using appropriate market yield curves.

Other Assets and Other Liabilities

        These amounts are generally short-term in nature. Therefore, the carrying value is a reasonable estimate of fair value. The difference between the carrying value and fair value of other assets is due to the carrying value of debt issuance costs being included in other assets while the fair value of these costs is included as part of the fair value of borrowings.

International Bank for Reconstruction and Development
Treasury Asset Liablity Risk System (TALRS)

SEC Report—Changes in Borrowings
Borrowings (MLT) April 01, 2004 thru June 30, 2004

DESK: ALM,IBRD

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date
New Borrowings
GLDDP
Gold
BOND/SELL XAU/IBRD/GDIF/0509XAU0.70		0000006757	XAU	PHYSICAL	64,210	25,090,058	28-May-2004	28-May-2009

Total By Currency						25,090,058

Total						25,090,058

MTBOC
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0406AUD04.46		0000006726	AUD		70,000,000	53,515,000	13-Apr-2004	13-Apr-2006
BOND/SELL AUD/IBRD/GDIF/0407AUD04.89		0000006737	AUD		50,000,000	36,940,000	22-Apr-2004	23-Apr-2007
BOND/SELL AUD/IBRD/GDIF/0407AUD04.98		0000006738	AUD		40,000,000	29,552,000	22-Apr-2004	23-Apr-2007
BOND/SELL AUD/IBRD/GDIF/0507AUD05.13		0000006741	AUD		70,000,000	48,100,500	17-May-2004	17-May-2007
BOND/SELL AUD/IBRD/GDIF/0506AUD04.60		0000006747	AUD		474,000,000	325,709,100	17-May-2004	17-May-2006
BOND/SELL AUD/IBRD/GDIF/0507AUD05.25		0000006750	AUD		107,000,000	73,353,850	20-May-2004	24-May-2007
BOND/SELL AUD/IBRD/GDIF/0507AUD05.28		0000006752	AUD		40,000,000	28,072,000	25-May-2004	25-May-2007
BOND/SELL AUD/IBRD/GDIF/0507AUD05.16		0000006760	AUD		14,000,000	9,836,400	27-May-2004	29-May-2007
BOND/SELL AUD/IBRD/GDIF/0606AUD04.98		0000006755	AUD		42,000,000	30,027,900	01-Jun-2004	01-Jun-2006
BOND/SELL AUD/IBRD/GDIF/0607AUD05.00		0000006767	AUD		20,000,000	14,091,000	10-Jun-2004	12-Jun-2007
BOND/SELL AUD/IBRD/GDIF/0607AUD05.24		0000006758	AUD		70,000,000	48,373,500	15-Jun-2004	15-Jun-2007
BOND/SELL AUD/IBRD/GDIF/0607AUD05.02		0000006772	AUD		10,500,000	7,155,225	17-Jun-2004	18-Jun-2007

Total By Currency						704,726,475

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0609EURSTR		0000006763	EUR		50,000,000	60,512,500	28-Jun-2004	28-Jun-2009

Total By Currency						60,512,500

Hungarian Forint
BOND/SELL HUF/IBRD/GDIF/1205HUF09.00		0000006759	HUF		13,000,000,000	61,429,415	15-Jun-2004	16-Dec-2005

Total By Currency						61,429,415

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0334JPYSTR17		0000006716	JPY		1,000,000,000	9,444,208	01-Apr-2004	30-Mar-2034
BOND/SELL JPY/IBRD/GDIF/0434JPYSTR		0000006710	JPY		1,500,000,000	14,443,909	02-Apr-2004	02-Apr-2034
BOND/SELL JPY/IBRD/GDIF/0424JPYSTR		0000006723	JPY		5,000,000,000	48,190,449	05-Apr-2004	05-Apr-2024
BOND/SELL JPY/IBRD/GDIF/0434JPYSTR01	v	0000006732	JPY		5,000,000,000	45,680,873	26-Apr-2004	27-Apr-2034
BOND/SELL JPY/IBRD/GDIF/0534JPYSTR		0000006744	JPY		1,200,000,000	10,957,904	10-May-2004	10-May-2034
BOND/SELL JPY/IBRD/GDIF/0534JPYSTR01		0000006746	JPY		1,000,000,000	8,802,042	12-May-2004	12-May-2034
BOND/SELL JPY/IBRD/GDIF/0534JPYSTR02		0000006753	JPY		1,000,000,000	8,934,554	25-May-2004	25-May-2034
BOND/SELL JPY/IBRD/GDIF/0634JPYSTR		0000006754	JPY		1,000,000,000	9,164,643	02-Jun-2004	02-Jun-2034
BOND/SELL JPY/IBRD/GDIF/0334JPYSTR19		0000006756	JPY		2,100,000,000	19,245,750	02-Jun-2004	23-Mar-2034
BOND/SELL JPY/IBRD/GDIF/0634JPYSTR01		0000006764	JPY		1,000,000,000	8,996,851	08-Jun-2004	08-Jun-2034
BOND/SELL JPY/IBRD/GDIF/0334JPYSTR20		0000006769	JPY		5,000,000,000	45,372,051	15-Jun-2004	24-Mar-2034

Total By Currency						229,233,234

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0606NZD05.12		0000006766	NZD		514,000,000	324,668,100	10-Jun-2004	12-Jun-2006

Total By Currency						324,668,100

United States Dollar
BOND/SELL USD/IBRD/GDIF/0407USDSTR		0000006728	USD		50,000,000	50,000,000	05-Apr-2004	05-Apr-2007
BOND/SELL USD/IBRD/GDIF/0416USD01.00		0000006721	USD		50,000,000	50,000,000	07-Apr-2004	07-Apr-2016
BOND/SELL USD/IBRD/GDIF/0419USDSTR		0000006733	USD		100,000,000	100,000,000	15-Apr-2004	15-Apr-2019
BOND/SELL USD/IBRD/GDIF/0419USDSTR01		0000006735	USD		13,000,000	13,000,000	15-Apr-2004	15-Apr-2019
BOND/SELL USD/IBRD/GDIF/0407USD01.96A		0000006740	USD		45,000,000	45,000,000	22-Apr-2004	23-Apr-2007
BOND/SELL USD/IBRD/GDIF/0409USDSTR		0000006734	USD		25,000,000	25,000,000	29-Apr-2004	29-Apr-2009
BOND/SELL USD/IBRD/GDIF/0507USDSTR01		0000006743	USD		50,000,000	50,000,000	11-May-2004	11-May-2007
BOND/SELL USD/IBRD/GDIF/0511USD03.85		0000006748	USD		190,000,000	190,000,000	17-May-2004	17-May-2011
BOND/SELL USD/IBRD/GDIF/0508USD03.10		0000006751	USD		17,000,000	17,000,000	20-May-2004	20-May-2008
BOND/SELL USD/IBRD/GDIF/0607USD02.72		0000006768	USD		37,000,000	37,000,000	09-Jun-2004	07-Jun-2007
BOND/SELL USD/IBRD/GDIF/0609USD03.69		0000006765	USD		119,000,000	119,000,000	10-Jun-2004	10-Jun-2009
BOND/SELL USD/IBRD/GDIF/0608USD03.25		0000006770	USD		180,000,000	180,000,000	10-Jun-2004	10-Jun-2008

BOND/SELL USD/IBRD/GDIF/0609USD04.125A	0000006778	USD		1,000,000,000	1,000,000,000	24-Jun-2004	24-Jun-2009

Total By Currency					1,876,000,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0507ZAR09.50	0000006749	ZAR		250,000,000	37,148,208	21-May-2004	21-May-2007

Total By Currency					37,148,208

Total					3,293,717,932

Maturing Borrowings
MTBOC
Euro Currency
BOND/SELL EUR/IBRD/MLT/0504NLG09.13E	0000000372	EUR	NLG0054MLT01	4,084,022	53,952,199	02-May-1984	03-May-2004
BOND/SELL EUR/IBRD/MLT/0504ITLSTRE	0000000239	EUR	ITL0027MLT01	253,063,881	306,548,932	27-May-1997	28-May-2004

Total By Currency					360,501,131

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/0404GBP04.35	0000005065	GBP		25,000,000	45,232,500	19-Apr-2001	21-Apr-2004

Total By Currency					45,232,500

Hong Kong Dollar
BOND/SELL HKD/IBRD/MLT/0604HKD07.36	0000003803	HKD		100,000,000	12,823,965	17-Jun-1999	17-Jun-2004

Total By Currency					12,823,965

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0404NZD05.50	0000001075	NZD	NZD0753GDI01	250,000,000	163,975,000	10-Dec-1998	15-Apr-2004

Total By Currency					163,975,000

United States Dollar
BOND/SELL USD/IBRD/COLTS/0604USD08.60	0000000707	USD	USD1149COL01	25,000	25,000	16-Jun-1989	17-Jun-2004
BOND/SELL USD/IBRD/MLT/0604USD09.00	0000000520	USD	USD0226MLT01	300,000,000	300,000,000	29-Jun-1989	29-Jun-2004
BOND/SELL USD/IBRD/COLTS/0504USD07.38	0000000776	USD	USD1425COL01	585,000	585,000	15-May-1990	10-May-2004
BOND/SELL USD/IBRD/GDIF/0604USDSTR	0000003758	USD	USD0115GDI01	50,000,000	50,000,000	11-Jun-1999	11-Jun-2004
BOND/SELL USD/IBRD/GDIF/0604USD06.01	0000003807	USD	USD0798GDI01	40,000,000	40,000,000	21-Jun-1999	21-Jun-2004
BOND/SELL USD/IBRD/GDIF/0404USD04.75	0000005083	USD		3,000,000,000	3,000,000,000	30-Apr-2001	30-Apr-2004
BOND/SELL USD/IBRD/GDIF/0404USD04.75	0000005092	USD		1,000,000,000	1,000,000,000	08-May-2001	30-Apr-2004
BOND/SELL USD/IBRD/GDIF/0604USD04.81	0000005153	USD		20,000,000	20,000,000	27-Jun-2001	28-Jun-2004

Total By Currency					4,410,610,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0404ZAR13.75	0000003625	ZAR	ZAR0779GDI01	100,000,000	15,174,392	19-Apr-1999	19-Apr-2004
BOND/SELL ZAR/IBRD/GDIF/0404ZAR13.75	0000003714	ZAR	ZAR0779GDI02	100,000,000	15,174,392	20-May-1999	19-Apr-2004
BOND/SELL ZAR/IBRD/GDIF/0404ZAR13.75	0000003828	ZAR		125,000,000	18,967,990	01-Jul-1999	19-Apr-2004
BOND/SELL ZAR/IBRD/GDIF/0404ZAR13.75	0000003834	ZAR	ZAR0779GDI04	100,000,000	15,174,392	01-Jul-1999	19-Apr-2004

Total By Currency					64,491,166

Total					5,057,633,762

Early Retirement
MTBOC
Euro Currency
BOND/BUY EUR/IBRD/GDIF/1014EUR01.00	0000006771	EUR	BUYBACK	100,000,000	120,585,000	21-Jun-2004	30-Oct-2014

Total By Currency					120,585,000

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR03	0000006729	JPY		1,000,000,000	9,190,754	27-Apr-2004	26-Apr-2027
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR04	0000006730	JPY		2,000,000,000	18,381,508	27-Apr-2004	26-Apr-2027

Total By Currency					27,572,262

United States Dollar
BOND/BUY USD/IBRD/GDIF/0410USDSTR	0000006727	USD		100,000,000	100,000,000	13-Apr-2004	09-Apr-2010
BOND/BUY USD/IBRD/GDIF/1114USDSTR01	0000006736	USD		15,000,000	15,000,000	07-May-2004	07-Nov-2014

Total By Currency					115,000,000

Total					263,157,262

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MANAGEMENT'S REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING
REPORT OF INDEPENDENT ACCOUNTANTS ON MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS OF INTERNAL CONTROLS OVER EXTERNAL FINANCIAL
REPORT OF INDEPENDENT ACCOUNTANTS
BALANCE SHEET June 30, 2004 and June 30, 2003 Expressed in millions of U.S. dollars
STATEMENT OF INCOME For the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002 Expressed in millions of U.S. dollars
STATEMENT OF COMPREHENSIVE INCOME For the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002 Expressed in millions of U.S. dollars
STATEMENT OF CHANGES IN RETAINED EARNINGS For the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002 Expressed in millions of U.S. dollars
STATEMENT OF CASH FLOWS For the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002 Expressed in millions of U.S. dollars
SUMMARY STATEMENT OF LOANS June 30, 2004 Expressed in millions of U.S. dollars
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER June 30, 2004
NOTES TO FINANCIAL STATEMENTS
International Bank for Reconstruction and Development Treasury Asset Liablity Risk System (TALRS) SEC Report—Changes in Borrowings Borrowings (MLT) April 01, 2004 thru June 30, 2004 DESK: ALM, IBRD